Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-169125

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Minimum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$225,000,000	$225,000,000	$16,042.50 (1)
Guarantees of Senior Notes	(2)	(2)	(2)

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)	In accordance with Rule 457(n), no separate fee is payable with respect to guarantees of the senior notes being registered.

PROSPECTUS SUPPLEMENT

(To prospectus dated August 31, 2010)

$225,000,000

Briggs & Stratton Corporation

6 7/8% Senior Notes due 2020

The Company:

•

We are the world’s largest producer of air cooled gasoline engines for outdoor power equipment. We design, manufacture, market and service these products for original equipment manufacturers worldwide. Through our wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC, we are also a leading designer, manufacturer and marketer of generators, pressure washers, snow throwers, lawn and garden powered equipment and related service parts and accessories.

The Offering:

•	Notes Offered: We are offering $225,000,000 aggregate principal amount of 6 7/8% Senior Notes due 2020.

•

Use of Proceeds: We intend to use the proceeds of this offering to redeem our 8.875% Senior Notes due March 15, 2011, to pay fees and expenses in connection with this offering and the redemption and for general corporate purposes.

The Senior Notes:

•	Maturity: The notes will mature on December 15, 2020.

•	Interest Payments: The notes will pay interest semi-annually in cash in arrears on June 15 and December 15 of each year, beginning on June 15, 2011.

•	Guarantees: The notes will be guaranteed on a senior basis by our significant domestic subsidiary, Briggs & Stratton Power Products Group, LLC, and certain of our future domestic subsidiaries.

•

Ranking: The notes and the guarantees will be our and the guarantors’ general unsecured senior obligations and will rank senior in right of payment to all our future debt that is expressly subordinated in right of payment to the notes. The notes will rank equally in right of payment with all of our existing and future liabilities that are not so subordinated, will be effectively junior to all of our and the guarantors’ existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness and will be structurally subordinated to all of the liabilities of our subsidiaries that are not guaranteeing the notes, to the extent of the assets of those subsidiaries.

•

Optional Redemption: We may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the repurchase date, plus a “make-whole” amount. In addition, we may redeem up to 35% of the notes before December 15, 2013 with the net cash proceeds from certain equity offerings. See “Description of Notes—Optional Redemption.”

•

Change of Control: If we experience certain kinds of change of control, we must offer to purchase the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-12 of this prospectus supplement.

	Per Note	Total
Public offering price (1)	100.0%	$225,000,000
Underwriting discount	2.0%	$4,500,000
Proceeds, before expenses, to us	98.0%	$220,500,000

(1)	Plus accrued interest, if any, from December 20, 2010, if settlement occurs after that date.

We expect that delivery of the notes to purchasers will be made on or about December 20, 2010 in book-entry form through The Depository Trust Company for the account of its participants, including Clearstream Banking société anonyme and Euroclear Bank, S.A./N.V.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan

Co-Managers

Baird	Deutsche Bank Securities	PNC Capital Markets LLC	US Bancorp

The date of this prospectus supplement is December 15, 2010.

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the notes being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” before investing in the notes.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated in each by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

All references to “Briggs,” “our company,” “we,” “us” and “our” in this prospectus supplement and the accompanying prospectus mean, unless we otherwise indicate or the context indicates otherwise, Briggs & Stratton Corporation together with its consolidated subsidiaries. All references in this prospectus supplement to our consolidated financial statements include, unless the context indicates otherwise, the related notes.

The market data included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including growth rates and information relating to our relative position in the industries we serve, are based on internal surveys, market research, publicly available information and industry publications. Although we believe that such independent sources are reliable, we have not independently verified the information contained in them.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles in the United States is commonly referred to as GAAP. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission, or the SEC, as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that could not be so adjusted in the most comparable GAAP measure. EBITDA and Adjusted EBITDA, as presented in this prospectus supplement, are supplemental measures of our performance that is not required by, or presented in accordance with, GAAP. They are not measurements of our financial performance or position under GAAP and should not be considered as alternatives to net income or cash flow or any other performance or financial position measures derived in accordance with GAAP.

We define “EBITDA” as net income (loss) before interest expense, provision (credit) for income taxes, depreciation and amortization and other income, net. We have calculated “Adjusted EBITDA” as EBITDA, adjusted for (gain) loss on curtailment of employee benefits, warranty charge on snow thrower engine recall, impairment charge and litigation settlement. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate EBITDA or Adjusted EBITDA in the same manner. We present EBITDA and Adjusted EBITDA and the ratios derived therefrom because we consider them to be important supplemental measures of our performance and financial position and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. In the “Summary—Summary Historical Consolidated Financial Data” section of this prospectus supplement, we also include a quantitative reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is Net Income (Loss).

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own the trademarks, service marks and trade names that we use in connection with the operation of our business. Our trademarks include “Briggs & Stratton®,” “Brute™,” “Ferris®,” “Murray®,” “Simplicity®,” “Snapper®” and “Vanguard™.” This prospectus supplement may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus supplement are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS

This prospectus supplement and the documents deemed to be incorporated by reference in this prospectus supplement contain certain forward-looking statements that are forward looking statements with the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “plan”, “project”, “seek”, “think”, “will”, and similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on our current views and assumptions and involve risks and uncertainties that include, among other things, the ability to successfully forecast demand for our products and appropriately adjust our manufacturing and inventory levels; changes in our operating expenses; changes in interest rates; the effects of weather on the purchasing patterns of consumers and original equipment manufacturers (OEMs); actions of engine manufacturers and OEMs with whom we compete; the seasonal nature of our business; changes in laws and regulations, including environmental, tax, pension funding and accounting standards; the ability to secure adequate working capital funding and meet related covenants; work stoppages or other consequences of any deterioration in our employee relations; work stoppages by other unions that affect the ability of suppliers or customers to manufacture; acts of war or terrorism that may disrupt our business operations or those of our customers and suppliers; changes in customer and OEM demand; changes in prices of raw materials and parts that we purchase; changes in domestic economic conditions, including housing starts and changes in consumer confidence; changes in the market value of the assets in our defined benefit pension plan and any related funding requirements; changes in foreign economic conditions, including currency rate fluctuations; the actions of customers of our OEM customers; the ability to bring new productive capacity on line efficiently and with good quality; the ability to successfully realize the maximum market value of assets that may require disposal if products or production methods change; new facts that come to light in the future course of litigation proceedings which could affect our assessment of those matters; and other factors that may be disclosed from time to time in our SEC filings or otherwise, including the factors discussed in Item 1A, Risk Factors, of our annual report on Form 10-K and in our quarterly reports on Form 10-Q. Some or all of the factors may be beyond our control. The forward-looking statements included or incorporated by reference into this prospectus supplement or accompanying prospectus are made only as of the date of this prospectus supplement, the accompanying prospectus or the date of the incorporated document, as the case may be, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

SUMMARY

The information below is only a summary of more detailed information included elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you or that you should consider before making a decision to invest in the notes. Please carefully read this entire prospectus supplement and the accompanying prospectus, including the risk factors, as well as the information incorporated by reference. In this prospectus supplement and the accompanying prospectus, all references to “Briggs,” “our company,” “we,” “us” and “our” mean, unless otherwise indicated or the context indicates otherwise, Briggs & Stratton Corporation together with its consolidated subsidiaries.

Our Company

We are the world’s largest producer of air cooled gasoline engines for outdoor power equipment. We design, manufacture, market and service these products for original equipment manufacturers (OEMs) worldwide. In addition, we market and sell related service parts and accessories for our engines. Through our wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC, we are also a leading designer, manufacturer and marketer of generators, pressure washers, snow throwers, lawn and garden powered equipment (primarily riding and walk-behind mowers) and related service parts and accessories. For the twelve months ended September 26, 2010, we had Net Sales of $2.0 billion and Adjusted EBITDA of $165.2 million.

We market our engines under the Briggs & Stratton brand name, which we believe significantly affects a consumer’s choice of outdoor powered equipment. We also believe our product value and service reputation have given us strong brand name recognition and market studies indicate that consumers prefer our brand of engine to the competition by a significant margin. Many retailers specify our engines on the power equipment they sell, and our brand name is often featured prominently on a product even though the engine is only a component. As a result, we believe we have 70% to 75% share of the domestic market for gasoline-powered small engines used in lawn and garden, pressure washer, and portable generator products, with worldwide share estimated at over 50%.

Our company was founded in 1908 and is based in Wauwatosa, Wisconsin. Briggs & Stratton also has office space and manufacturing facilities in Auburn, Alabama; Statesboro, Georgia; McDonough, Georgia; Munnsville, New York; Murray, Kentucky; Newbern, Tennessee; Poplar Bluff, Missouri; Chongqing, China; Ostrava, Czech Republic; and Sydney, Australia.

We conduct our operations in two reportable segments: Engines and Power Products, which accounted for 63% and 37% of Net Sales, respectively, for the twelve months ended September 26, 2010.

Engines

We manufacture four-cycle aluminum alloy gasoline engines with displacements ranging from 127 to 993 cubic centimeters. Our engines are used primarily in the lawn and garden equipment industry, which accounted for 83% of the segment’s fiscal 2010 engine sales to OEMs. Major lawn and garden equipment applications include walk-behind lawn mowers, riding lawn mowers, garden tillers and snow throwers, which are primarily sold in the United States through mass merchandisers such as The Home Depot, Inc. (The Home Depot), Lowe’s Companies, Inc. (Lowe’s), Sears Holdings Corporation (Sears) and Wal-Mart Stores, Inc. (Wal-Mart). The remaining 17% of our engine sales to OEMs were for use in products for industrial, construction, agricultural and other consumer applications, including generators, pumps and pressure washers.

In fiscal 2010, approximately 28% of our Engines segment net sales were derived from sales in international markets, primarily to customers in Europe. We serve our key international markets through our European regional office in Switzerland, our distribution center in the Netherlands and a global network of sales and service subsidiaries and offices. We are a leading supplier of gasoline engines in developed countries where there is an established lawn and garden equipment market. We also export engines to developing nations where our engines are used in agricultural, marine, construction and other applications.

We also manufacture replacement engines and service parts and sell them to sales and service distributors. We own our principal international distributors while our distributors in the United States are independently owned and operated. Our distributors supply service parts and replacement engines directly to independently owned, authorized service dealers throughout the world, and our distributors and service dealers incorporate our commitment to reliability and service.

Power Products

Our Power Products segment’s principal product lines include portable and standby generators, pressure washers, snow throwers and lawn and garden powered equipment. Our Power Products segment sells products through multiple channels of retail distribution, including consumer home centers, warehouse clubs, mass merchants and independent dealers. Power Products product lines are marketed under various brands including Briggs & Stratton, Brute, Craftsman, Ferris, GE, John Deere, Murray, Simplicity, Snapper, Troy-Bilt and Victa.

Our Power Products segment maintains a network of independent dealers worldwide for the sale and service of snow throwers, generators and lawn and garden powered equipment. To support our international business, our Power Products segment has also leveraged our existing worldwide distribution network.

Our Competitive Strengths

We believe that a number of factors contribute to our position as the leading provider of small engines for outdoor power equipment and distinguish us from our competitors. These factors include:

Strong Brand Recognition

Established in 1908, the Briggs & Stratton brand represents over 100 years of experience in the industry. We believe our brand is recognized for its reputation of product value, innovation, and focus on customer service. We believe these traits have made us the leading supplier in our targeted markets. Consumer surveys indicate that our engines are preferred when buying power equipment, and we have a reputation for building high-quality, durable products. For example, according to our most recent survey, consumer preference for Briggs & Stratton engines on their walk-behind and riding mowers was 49% and 44%, respectively.

We sell our engines under various recognizable brand names including Briggs & Stratton, Powerbuilt, Intek, Professional Series, Commercial Turf Series, Snow Series, and Vanguard. Briggs & Stratton Power Products Group product lines are marketed under various well-known brands including Briggs & Stratton, Brute, Craftsman, Ferris, GE, John Deere, Murray, Simplicity, Snapper, Troy-Bilt and Victa.

Our strategy is to further enhance our brand equity and market leadership positions by remaining committed to product value and service, which have earned us a position of confidence and trust with the consumer. Recognition of the Briggs & Stratton brand serves as a growth driver as we enter new product segments such as agricultural and construction equipment and as we broaden our sales to consumers in emerging markets including India and China.

Market Share Leader with Strong Performance Legacy

We believe we have a 70% to 75% share of the domestic market for gasoline-powered small engines used in lawn and garden, pressure washer, and portable generator products, with worldwide share estimated at approximately 50%. We estimate that our engines power over 75% of walk mowers and riding mowers in the

U.S. Furthermore, our market share is estimated to exceed 23% in the portable generator and 50% in the pressure washer markets. We have also established a leadership position among the global OEMs in the lawn and garden equipment industry.

Strong Relationships with Blue Chip Customer Base

We maintain strong customer relationships, demonstrated by the fact that engine sales to our top customers, Husqvarna Outdoor Products Group, MTD Products Inc. and Deere & Company combined for 48%, 41% and 42% of our Engines segment net sales in fiscal 2010, 2009 and 2008, respectively. Further, we maintain significant long-term relationships with each of our three top customers. Additionally, we supply engines to The Toro Company, a leading manufacturer of consumer and commercial cutting equipment in the U.S. We also maintain sales relationships with the largest OEMs in Europe and Australia, providing engines to Global Garden Products, Alko, Viking, Rover and Masport.

Historically, Power Products’ major customers have been Lowe’s, The Home Depot and Sears. Sales to these three customers combined were 33%, 35% and 34% of Power Products’ net sales in fiscal 2010, 2009 and 2008, respectively. Other U.S. customers include Wal-Mart, Tractor Supply Inc., and a network of over 3,000 independent dealers.

Cost Leadership

We have a long history of focus on cost discipline, allowing us to provide quality products at a good value to our customers. Our manufacturing plants are highly automated, focused factories and our operational personnel employ world-class lean manufacturing methodologies, including value stream mapping, visual management, error proofing, standard operations and total predictive maintenance. We also source certain parts and components from a number of countries at lower costs.

Product Diversification and Forward Integration

We offer a diversified mix of small gasoline engines and outdoor powered equipment. Our Power Products segment produces a wide range of lawn and garden equipment, including tractors, riding mowers, walk-behind mowers, and snow throwers. We also manufacture pressure washers, portable generators and standby generator systems. These consumer product offerings allow us to place an increased number of small gasoline engines into the market, beyond our historical OEM customer base.

Through strategic expansion and selective acquisitions, we have built a wide and diverse product portfolio that is forward integrated into end-use products. We entered into the OEM markets when we acquired Generac Portable Products, Inc. in 2001 (since renamed Briggs & Stratton Power Products Group, LLC). We expanded further into the OEM markets when we acquired Simplicity Manufacturing, Inc. in July 2004, followed by the acquisition of certain assets of Murray, Inc. and Murray Canada Co. in February 2005. These acquisitions represented a meaningful shift in our product mix, giving us a significant share of the North American market for portable generators and consumer pressure washers and to a lesser extent, lawn and garden power equipment. In 2008, we acquired Victa Lawncare Pty. Limited of Sydney, Australia. Victa is a leading designer, manufacturer and marketer of a broad range of outdoor power equipment used in consumer lawn and garden applications in Australia and New Zealand. The successful expansion of our Power Products segment has been driven by the strength of our brand name and reputation of quality.

Active New Product Development

We continue to bring to market new and innovative products. We believe we are strategically positioned to leverage our established competencies to address customer demands, industry trends, and new revenue opportunities. Additionally, we have developed an operating strategy that continues to create value-added products and services leading to increased customer reliance and profitability. We are also developing products for use in agricultural and construction equipment applications in developing countries. New product innovations include:

•	Vanguard single-cylinder engines featuring the Transportguard System. The Transportguard System features leading technology to protect the flow of fuel into the engine while in transport.

•

Snapper NXT models of walk-behind and riding mowers are revolutionary cutting systems with push button starting capabilities, designed to make using mowers better and more enjoyable. The NXT riding model features an electronic height-of-cut switch and an industry leading adjustable ergonomic mesh seat.

•

Symphony II Standby Generators by GE are positioned as the most compact, affordable, fuel efficient, “whole house” residential power solutions on the market. With 11 kilowatt and 13 kilowatt offerings, the Symphony II offers the highest vertical output in the marketplace.

We hold patents on features incorporated in our products; however, the success of our business is not considered to be primarily dependent upon patent protection. We own several trademarks which we believe significantly affect a consumer’s choice of outdoor powered equipment and therefore differentiate us from our competitors. For the fiscal years ended June 27, 2010, June 28, 2009 and June 29, 2008, we spent approximately $22.3 million, $23.0 million and $26.5 million, respectively, on research activities relating to the development of new products or the improvement of existing products.

Our Business Strategy

We are focused on growing our sales, profitability and cash flow, while maintaining the strength of our balance sheet by capitalizing on our competitive strengths, reinvesting in our core businesses and pursuing selective acquisitions to expand our product offerings and/or enhance our channels of distribution. There are three “pillars” to our strategy:

Protect and Grow the Engine Business

Our core has been and continues to be our engine business. We will continue to strive to extend our leading position in the engine market. We believe that our ability to produce high quality engines, delivered on time and to a broad customer base at competitive prices continues to be the path to success in the engine market. While evolving emissions regulations continue to significantly impact our industry, our experience, technical expertise and manufacturing advantages position us well to provide the most cost effective solutions for our customers.

Invest and Grow in Higher Margin and Margin-Expanding Areas

We continue to invest in innovation in all areas of our business to provide creative solutions for customers and end users. An example of this is our new Symphony II standby generator technology. This system efficiently uses the capabilities of a standby generator to power more equipment in the home, resulting in a lower cost solution than competing products. We will also continue to focus on expanding within commercial end markets. By focusing on how individuals use equipment in various commercial applications, we believe we can add value in these markets and expand our product offerings to commercial users.

Expand Geographically in Underserved Markets

Geographic expansion continues to be a high priority for us. We believe international expansion will serve to offset cyclicality within certain of our existing markets and allow us to access growing revenue opportunities. There are significant regions of the world that are currently underserved in terms of efficient engine technology and related products. We intend to leverage our existing global distribution capabilities to penetrate these markets with engines and products, which we believe can help develop emerging economies.

Recent Developments

On November 9, 2010, we announced that we had made organizational changes that resulted in a reduction of several employees from our salaried workforce. The headcount reductions were primarily at our corporate headquarters. We expect to take a pre-tax charge of approximately $4.0 million to $5.0 million during the second quarter of fiscal 2011 for severance costs related to the staffing reductions. We have also previously announced that fiscal year 2011 pension expense is estimated to be approximately $18.0 million higher than fiscal year 2010. This higher pension expense impacts each of our quarters ratably and will impact the second quarter of fiscal year 2011. In addition, we have also announced our forecasted interest expense would be between $23.0 million to $25.0 million for fiscal year 2011, and this range contemplates refinancing our 2011 Notes in the second fiscal quarter, including the make-whole premium to refinance the 2011 Notes prior to maturity. Finally, we have previously announced that gross margins in the second fiscal quarter are expected to be lower than the prior year, primarily in the Engines business, due to planned lower production, higher cost of raw materials and timing of certain price increases. Due to the nature of our business, quarterly sales and production volumes fluctuate on a seasonal basis. Sales volume in our second fiscal quarter is typically lower than in our third and fourth fiscal quarters, and as a result we have reported a net loss in the second fiscal quarter of some prior fiscal years. The items described above will adversely impact our profitability in the second fiscal quarter.

Corporate Information

Briggs & Stratton Corporation is a Wisconsin corporation and a successor to a business organized in 1908. Our principal executive offices are located at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222, and our telephone number is (414) 259-5333.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to “Description of Notes.”

Issuer	Briggs & Stratton Corporation

Securities	$225,000,000 aggregate principal amount of 6 7/8% Senior Notes due 2020.

Maturity	The notes will mature on December 15, 2020.

Interest Payment Dates	June 15 and December 15 of each year, beginning June 15, 2011.

Optional Redemption	We may redeem the notes at a redemption price of 100% plus a “make-whole” premium.

At any time prior to December 15, 2013, we may redeem up to 35% of the notes with the net cash proceeds of certain equity offerings at the redemption prices set forth under “Description of Notes—Redemption—Optional Redemption.”

Ranking	The notes will be our senior unsecured obligations. Accordingly, they will rank:

•	equally in right of payment with all of our existing and future senior unsecured indebtedness;

•	senior to all existing and future subordinated indebtedness;

•	effectively junior to all existing and future senior secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and liabilities owed to us).

At September 26, 2010, we had no secured indebtedness outstanding on a consolidated basis.

Guarantees	The notes will be guaranteed on a senior basis by our significant domestic subsidiary, Briggs & Stratton Power Products Group, LLC, and certain of our future domestic subsidiaries. Each subsidiary guarantee will rank:

•	equally in right of payment with the existing and future senior unsecured indebtedness of the applicable guarantor;

•	senior to the existing and future subordinated indebtedness of the applicable guarantor;

•	effectively junior to all existing and future secured indebtedness of the applicable guarantor to the extent of the value of the collateral securing such indebtedness; and

•

structurally subordinated to all existing and future indebtedness and other liabilities of any subsidiary of the applicable guarantor that is not also a guarantor of the notes (other than indebtedness and liabilities owed to the applicable guarantor).

Not all of our subsidiaries will guarantee the notes. As of September 26, 2010, our non-guarantor subsidiaries had $149 million of liabilities (to which the notes would have been structurally subordinated) and $292 million of assets, or 15% and 18% of our consolidated totals, respectively. For our fiscal year ended June 27, 2010, our non-guarantor subsidiaries generated $279 million of sales and $23 million of income from operations.

Certain Covenants	The indenture governing the notes will contain covenants that, among other things, limit our ability and/or certain of our subsidiaries’ ability to:

•	incur more debt;

•	pay dividends, redeem stock or make other distributions;

•	make certain investments;

•	create liens;

•	transfer or sell assets;

•	merge or consolidate; and

•	enter into transactions with our affiliates.

However, each of these covenants is subject to a number of significant exceptions. You should read “Description of Notes–Certain Covenants” for a description of these covenants.

Change of Control	Upon the occurrence of a “change of control” as defined under “Description of Notes–Repurchase at the Option of Holders–Change of Control,” we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus any accrued and unpaid interest to, but not including, the date of repurchase.

Absence of Public Market for the Notes

There is currently no established public trading market for the notes. We do not intend to apply for a listing of the notes on any securities exchange or an automated dealer quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and may discontinue any market-making activities at any time without notice.

Use of Proceeds	We intend to use the proceeds of this offering to redeem our 8.875% Senior Notes due 2011, to pay fees and expenses in connection with this offering and the redemption and for general corporate purposes. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-12 of this prospectus supplement for important information regarding us and an investment in the notes.

Summary Historical Consolidated Financial Data

The following summary historical consolidated financial data for the fiscal years ended June 27, 2010, June 28, 2009 and June 29, 2008 been derived from, are qualified by reference to, and should be read in conjunction with, our consolidated financial statements included in our Annual Report on Form 10-K for our fiscal year ended June 27, 2010 incorporated by reference into this prospectus supplement. The following unaudited summary consolidated financial data have for the three months ended September 26, 2010 and September 27, 2009 been derived from, are qualified by reference to, and should be read in conjunction with, our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended September 26, 2010 incorporated by reference into this prospectus supplement and are not necessarily indicative of the results to be expected for the full fiscal year. The following unaudited summary consolidated financial data for the twelve months ended September 26, 2010 have been derived from our financial data for the fiscal year ended June 27, 2010 and our financial data for the three months ended September 26, 2010 and September 27, 2009. As previously disclosed in our Quarterly Report on Form 10-Q for the three months ended September 26, 2010, beginning with that three-month period, sales of certain products through our foreign subsidiaries that had been reported within the Engines segment are now reported as sales in our Power Products segment. These adjustments align our segment reporting with current management responsibilities. We have not retrospectively adjusted our consolidated financial statements as of June 27, 2010 and June 28, 2009 and for each of the three years in the period ended June 27, 2010 to reflect reclassifications in segment operating results between the Engines and Power Products segments.

	Three Months Ended		Twelve Months Ended September 26, 2010	Fiscal Year Ended
	September 26, 2010	September 27, 2009		June 27, 2010	June 28, 2009	June 29, 2008
	(Dollars in thousands)
Consolidated Statement of Operations: (1)
Net Sales	$334,116	$324,608	$2,037,380	$2,027,872	$2,092,189	$2,151,393
Cost of Goods Sold	272,122	272,218	1,647,841	1,647,937	1,753,935	1,844,077
Impairment Charge	—	—	—	—	4,575	—

Gross Profit	61,994	52,390	389,539	379,935	333,679	307,316
Engineering, Selling, General and Administrative Expense	70,456	60,793	289,911	280,248	265,338	280,976
Litigation Settlement	—	—	30,600	30,600	—	—

Income (Loss) from Operations	(8,462)	(8,403)	69,028	69,087	68,341	26,340
Interest Expense	(5,157)	(6,476)	(25,150)	(26,469)	(31,147)	(38,123)
Other Income, Net	1,435	1,290	6,600	6,455	3,215	41,392

Income Before Provision (Credit) for Income Taxes	(12,184)	(13,589)	50,478	49,073	40,409	29,609
Provision (Credit) for Income Taxes	(4,070)	(4,902)	13,290	12,458	8,437	7,009

Net Income (Loss)	$(8,114)	$(8,687)	$37,188	$36,615	$31,972	$22,600

Consolidated Balance Sheet (end of period):
Cash and Cash Equivalents	$47,693	$26,116	$47,693	$116,554	$15,992	$32,468
Receivables, Less Reserves	194,637	185,127	194,637	286,426	262,934	320,568
Total Inventories	509,575	546,109	509,575	400,346	477,339	530,204
Total Plant and Equipment	333,850	356,379	333,850	337,763	360,175	391,833
Total Debt	204,068	288,982	204,068	206,460	284,104	368,555
Total Assets	1,613,003	1,598,903	1,613,003	1,690,057	1,619,023	1,833,294
Total Shareholders’ Investment	647,684	694,672	647,684	650,577	694,684	837,523

Consolidated Statement of Cash Flows:
Net Cash Provided by (Used in):
Operating Activities	$(55,487)	$11,863	$176,391	$243,741	$172,420	$61,289
Investing Activities	(9,358)	(6,950)	(46,719)	(44,311)	(64,473)	675
Financing Activities	(2,500)	4,750	(106,747)	(99,497)	(123,248)	(62,917)
Capital Expenditures	9,391	6,969	46,865	44,443	43,027	65,513

	Three Months Ended		Twelve Months Ended September 26, 2010	Fiscal Year Ended
	September 26, 2010	September 27, 2009		June 27, 2010	June 28, 2009	June 29, 2008
	(Dollars in thousands)
Other Financial Data:
Depreciation and Amortization	$15,501	$16,152	$65,581	$66,232	$67,803	$68,886
Net Debt (2)	156,375	262,866	156,375	89,906	268,112	336,087
EBITDA (3)	7,039	7,749	134,609	135,319	136,144	95,226
Adjusted EBITDA (3)	7,039	7,749	165,209	165,919	141,909	101,738
Ratio of Total Debt to Adjusted EBITDA			1.2x	1.2x	2.0x	3.6x
Ratio of Net Debt to Adjusted EBITDA			0.9x	0.5x	1.9x	3.3x
Ratio of Adjusted EBITDA to Interest Expense			6.6x	6.3x	4.6x	2.7x

(1)	The amounts include the acquisition of Victa Lawncare Pty. Limited since June 30, 2008.

(2)	We define “Net Debt” as total debt less cash and cash equivalents.

(3)	We define “EBITDA” as net income (loss) before interest expense, provision (credit) for income taxes, depreciation and amortization and other income, net. We have calculated “Adjusted EBITDA” as EBITDA, adjusted for (gain) loss on curtailment of employee benefits, warranty charge on snow thrower engine recall, impairment charge and litigation settlement. We caution investors that amounts presented in accordance with our definition of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate EBITDA or Adjusted EBITDA in the same manner. We present EBITDA and Adjusted EBITDA and the ratios derived therefrom because we consider them to be important supplemental measures of performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. For additional information regarding our use of EBITDA and Adjusted EBITDA and limitations on their usefulness as an analytical tool, see “Special Note Regarding Non-GAAP Financial Measures.”

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results of operations as reported under GAAP. For example:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense;

•	EBITDA and Adjusted EBITDA do not reflect income taxes on our taxable income; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacement.

The following is a reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA for the periods above:

	Three Months Ended		Twelve Months Ended September 26, 2010	Fiscal Year Ended
	September 26, 2010	September 27, 2009		June 27, 2010	June 28, 2009	June 29, 2008
	(Dollars in thousands)
Net Income (Loss)	$(8,114)	$(8,687)	$37,188	$36,615	$31,972	$22,600
Provision (Credit) for Income Taxes	(4,070)	(4,902)	13,290	12,458	8,437	7,009
Interest Expense	5,157	6,476	25,150	26,469	31,147	38,123
Other Income, Net	(1,435)	(1,290)	(6,600)	(6,455)	(3,215)	(41,392)
Depreciation and Amortization	15,501	16,152	65,581	66,232	67,803	68,886

EBITDA	$7,039	$7,749	$134,609	$135,319	$136,144	$95,226
(Gain) Loss on Curtailment of Employee Benefits (a)	—	—	—	—	1,190	(13,288)
Warranty Charge on Snow Thrower Engine Recall (b)	—	—	—	—		19,800
Impairment Charge (c)	—	—	—	—	4,575	—
Litigation Settlement (d)	—	—	30,600	30,600	—	—

Adjusted EBITDA	$7,039	$7,749	$165,209	$165,919	$141,909	$101,738

(a)	We closed our Jefferson and Watertown, Wisconsin production facilities during fiscal 2010. The closure of these facilities resulted in the termination of certain employees, and the related impact on unrecognized prior service costs, unrecognized losses and the projected benefit obligation resulted in a net curtailment pretax loss of $1.2 million ($0.7 million after tax) in fiscal 2009. Additionally, in fiscal 2008 we recorded a $13.3 million pretax ($8.1 million after tax) gain associated with the reduction of certain post closing employee benefit costs related to the closing of our Port Washington, Wisconsin manufacturing facility.

(b)	In fiscal 2008, we incurred a $19.8 million pretax ($13.5 million after tax) expense to accrue for current and future warranty claims related to a snow thrower engine recall. The snow thrower engines were recalled due to a potential risk of fire. The amounts accrued reflect the expense of repairing the units to eliminate the potential fire hazard.

(c)	In fiscal 2009, we recorded an impairment charge of $4.6 million pretax ($2.8 million after tax) related to the future closure of the Jefferson and Watertown, Wisconsin manufacturing facilities.

(d)	As disclosed in Note 11 in our Annual Report on Form 10-K for our fiscal year ended June 27, 2010, fiscal 2010 included a $30.6 million pretax charge ($18.7 million after tax) for a litigation settlement.

RISK FACTORS

You should carefully consider each of the risks set forth below. If any of the events contemplated by the risks set forth below actually occur, then our business, financial condition or results of operations could be materially adversely affected. As a result of these and other factors, the value of the notes could decline, and you may lose all or part of your investment.

Risks Related to the Notes

Our level of debt and our ability to obtain debt financing could adversely affect our operating flexibility and put us at a competitive disadvantage.

Our level of debt and the limitations imposed on us by the indenture that will govern the notes, our $500 million amended and restated multicurrency credit agreement (“Revolving Credit Agreement”) and other credit agreements we may have in the future could have important consequences, including the following:

•	we will have to use a portion of our cash flow from operations for debt service rather than for our operations;

•	we may not be able to obtain additional debt financing for future working capital, capital expenditures or other corporate purposes or may have to pay more for such financing;

•	some or all of the debt under our Revolving Credit Agreement and other future credit agreements will be at a variable interest rate, making us more vulnerable to increases in interest rates;

•	we could be less able to take advantage of significant business opportunities, such as acquisition opportunities, and to react to changes in market or industry conditions;

•	we may be more vulnerable to general adverse economic and industry conditions; and

•	we may be disadvantaged compared to competitors with less leverage.

We expect to obtain the money to pay our expenses and to pay the principal and interest on the notes, our Revolving Credit Agreement and other debt primarily from our operations or by refinancing part of our existing debt. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that the money we earn will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us. In addition, the terms of existing or future debt agreements, including our Revolving Credit Agreement and the indenture that will govern the notes, may restrict us from adopting certain of these alternatives.

We are restricted by the terms of the outstanding senior notes and our other debt, which could adversely affect us.

The indenture that will govern the notes will include, and our Revolving Credit Agreement includes, a number of financial and operating restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions. These covenants could adversely affect us by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants include, among other things, restrictions on our ability to:

•	incur more debt;

•	pay dividends, redeem stock or make other distributions;

•	make certain investments;

•	create liens;

•	transfer or sell assets;

•	merge or consolidate; and

•	enter into transactions with our affiliates.

In addition, our Revolving Credit Agreement contains financial covenants that, among other things, require us to maintain a minimum interest coverage ratio and impose a maximum total leverage ratio.

Our failure to comply with the restrictive covenants described above could result in an event of default, which, if not cured or waived, could result in us being required to repay these borrowings before their due date. Non-cash charges, including goodwill impairment, could impact our covenant compliance. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected by increased costs and rates.

Despite our current level of indebtedness, we may still be able to incur substantially more indebtedness. This could exacerbate the risks associated with our indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. While as of September 26, 2010 we had no indebtedness outstanding under our Revolving Credit Agreement, we may borrow up to $500 million under that agreement. The terms of our Revolving Credit Agreement limit, and the indenture governing the notes offered hereby will limit, but do not prohibit, us or our subsidiaries from incurring additional indebtedness. If we incur any additional indebtedness that ranks equally with the notes and the guarantees, the holders of that indebtedness will be entitled to share ratably with the holders of notes and the guarantees in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. Subject to restrictions in our Revolving Credit Agreement and the indenture, we also have the ability to incur secured indebtedness that would be effectively senior to the notes offered hereby. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. We borrow under our Revolving Credit Agreement from time to time to fund our ordinary course working capital needs and as a result our unsecured indebtedness levels may be higher during the middle of any fiscal quarter than at quarter end. This may have the effect of reducing the amount of proceeds paid to you.

We are required to repurchase all or a portion of the notes offered hereby upon a change of control.

Upon certain change of control events, as that term is defined in the indenture for the notes to be offered hereby, including a change of control caused by an unsolicited third party, we are required to make an offer in cash to repurchase all or any part of each holder’s notes at a repurchase price equal to 101% of the principal thereof, plus accrued interest. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a new controlling person or entity. Sufficient funds may not be available to us, however, at the time of any change of control event to repurchase all or a portion of the tendered notes pursuant to this requirement. Our failure to offer to repurchase notes, or to repurchase notes tendered, following a change of control will result in a default under the indenture, which could lead to a cross-default under our Revolving Credit Agreement. See “Description of Notes—Repurchase at the Option of Holders—Change of Control.”

The notes offered hereby and the related guarantees will be unsecured and effectively subordinated to our and the guarantors’ existing and future secured indebtedness.

The notes offered hereby and the related guarantees will be general unsecured obligations ranking effectively junior in right of payment to all of our existing and future secured indebtedness and that of each guarantor. Additionally, the indenture governing the notes offered hereby will permit us to incur additional secured indebtedness in the future. In the future, we may secure our obligations under the Revolving Credit Agreement or another credit agreement. In the event that we or a guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any indebtedness that is effectively senior to the notes and the guarantees will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, securing such indebtedness before any payment may be made with respect to the notes or the affected guarantees. Holders of notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. As of September 26, 2010, we had no secured indebtedness on a consolidated basis and had undrawn availability under our Revolving Credit Agreement of $495 million. See “Capitalization.”

If our subsidiaries do not make sufficient distributions to us, we may not be able to make payments on our debt, including the notes.

Our ability to pay the interest on and principal of the notes depends in part upon cash dividends and distributions or other transfers from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate, and any restrictions imposed by the current and future debt instruments of our subsidiaries. Such payments to us by our subsidiaries are contingent upon our subsidiaries’ earnings.

Our subsidiaries are separate and distinct legal entities and, except for those subsidiaries that will act as guarantors of the notes, have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available, whether by dividends, loans, distributions or other payments, and will not guarantee the payment of interest on, or principal of, the notes. Any right that we have to receive any assets of any of our subsidiaries that are not guarantors upon the liquidation or reorganization of any such subsidiary, and the consequent right of holders of notes to realize proceeds from the sale of their assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by the subsidiary. Unrestricted subsidiaries under the indenture will also not be subject to the covenants in the indenture.

The assets of our subsidiaries that are not guarantors will be subject to prior claims by creditors of those subsidiaries.

You will not have a claim as a creditor against our subsidiaries that are not guarantors of the notes. Our existing and future foreign subsidiaries will not guarantee the notes. Therefore, the assets of our non-guarantor subsidiaries will be subject to prior claims by creditors of those subsidiaries, whether secured or unsecured.

As of September 26, 2010, our non-guarantor subsidiaries had $149 million of liabilities (to which the notes would have been structurally subordinated) and $292 million of assets, or 15% and 18% of our consolidated totals, respectively. For the fiscal year ended June 27, 2010, our non-guarantor subsidiaries generated $279 million of sales and $23 million of income from operations.

A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of notes from relying on that subsidiary to satisfy claims.

Under the U.S. Bankruptcy Code and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under the guarantee may be subordinated to all other debts of that guarantors if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee or, in some states, when payments become due under the guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee and:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged, or about to engage, in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

A guarantee may also be voided, without regard to these factors, if a court finds that the guarantor entered into the guarantee with the actual intent to hinder, delay or defraud its creditors. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if the guarantor did not substantially benefit directly or indirectly from the issuance of the guarantees. If a court were to void a guarantee, you would no longer have a claim against the guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the subsidiary guarantor. The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if, at the time it issued the guarantee:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each subsidiary guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent transfer law. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

There is no established public trading market for the notes.

The notes will constitute a new issue of securities with no established trading market. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes, but they are not obligated to do so and any market making with respect to the notes may be discontinued at any time without notice. Accordingly, there can be no assurance regarding any future development of a trading market for the notes or the ability of holders of notes to sell their notes at all or the price at which such holders may be able to sell their notes. If a trading market were to develop, the notes may trade at prices that are higher or lower than their initial offering price, depending on many factors, including prevailing interest rates, our operating results and financial condition and the market for similar securities.

We also cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance, prospects and financial condition or the operating performance, prospects and financial condition of companies in our industry generally;

•	the interest of securities dealers in making a market for the notes; and

•	the market for similar securities.

It is possible that the market for the notes will be subject to disruptions. Any disruptions may have a negative effect on the holders of the notes, regardless of our prospects and financial performance.

Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market price of our securities.

Credit rating agencies rate our debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading, or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of our debt securities or placing us on a watch list for possible future downgrading would likely increase our cost of financing, limit our access to the capital markets and have an adverse effect on the market price of our securities.

Risks Related to Our Business

Demand for our products fluctuates significantly due to seasonality. In addition, changes in the weather and consumer confidence impact demand.

Sales of our products are subject to seasonal and consumer buying patterns. Consumer demand in our markets can be reduced by unfavorable weather and weak consumer confidence. Although we manufacture throughout the year, our sales are concentrated in the second half of our fiscal year. This operating method requires us to anticipate demand of our customers many months in advance. If we overestimate or underestimate demand during a given year, we may not be able to adjust our production quickly enough to avoid excess or insufficient inventories, and that may in turn limit our ability to maximize our potential sales or maintain optimum working capital levels.

We have only a limited ability to pass through cost increases in our raw materials to our customers during the year.

We generally enter into annual purchasing plans with our largest customers, so our ability to raise our prices during a particular year to reflect increased raw materials costs is limited.

A significant portion of our net sales comes from major customers and the loss of any of these customers would negatively impact our financial results.

In fiscal 2010, our three largest customers accounted for 37% of our consolidated net sales. The loss of a significant portion of the business of one or more of these key customers would significantly impact our net sales and profitability.

Changes in environmental or other laws could require extensive changes in our operations or to our products.

Our operations and products are subject to a variety of foreign, federal, state and local laws and regulations governing, among other things, emissions to air, discharges to water, noise, the generation, handling, storage, transportation, treatment and disposal of waste and other materials and health and safety matters. Additional engine emission regulations will be phased in between 2010 and 2012 by the U.S. Environmental Protection Agency. We do not expect these changes to have a material adverse effect on us, but we cannot be certain that these or other proposed changes in applicable laws or regulations will not adversely affect our business or financial condition in the future.

Foreign economic conditions and currency rate fluctuations can reduce our sales.

In fiscal 2010, we derived approximately 25% of our consolidated net sales from international markets, primarily Europe. Weak economic conditions in Europe could reduce our sales and currency fluctuations could adversely affect our sales or profit levels in U.S. dollar terms.

Actions of our competitors could reduce our sales or profits.

Our markets are highly competitive and we have a number of significant competitors in each market. Competitors may lower their prices or introduce innovative products that could adversely affect our sales or profits. In addition, our competitors may focus on reducing our market share to improve their results.

Disruptions caused by labor disputes or organized labor activities could harm our business.

Currently, 10% of our workforce is represented by labor unions. In addition, we may from time to time experience union organizing activities in our non-union facilities. Disputes with the current labor union or new union organizing activities could lead to work slowdowns or stoppages and make it difficult or impossible for us to meet scheduled delivery times for product shipments to our customers, which could result in loss of business. In addition, union activity could result in higher labor costs, which could harm our financial condition, results of operations and competitive position.

Current worldwide economic conditions may adversely affect our industry, business and results of operations.

General worldwide economic conditions have experienced a downturn due to the sequential effects of the subprime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, increased energy costs, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. These conditions make it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and they may cause U.S. and foreign OEMs and consumers to slow spending on our products. We cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the specific end markets we serve. If the consumer and commercial lawn and garden markets significantly deteriorate due to these economic effects, our business, financial condition and results of operations will likely be materially and adversely affected.

As of June 27, 2010, goodwill was 15% of our total assets, and if we determine that goodwill becomes impaired in the future, net income in such years may be adversely affected.

Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. We review goodwill and other intangibles at least annually for impairment and any excess in carrying value over its implied fair value is charged to the results of operations. A reduction in net income resulting from the write down or impairment of goodwill would affect financial results. Adverse economic conditions could result in circumstances, such as a sustained decline in our stock price and market capitalization or a decrease in our forecasted cash flows such that they are insufficient, indicating that the carrying value of our goodwill may be impaired. If we are required to record a significant charge to earnings in our consolidated financial statements because an impairment of goodwill is determined, our results of operations will be adversely affected and our compliance with covenants under our Revolving Credit Agreement and the indenture that will govern the notes may be impacted.

We are subject to litigation, including product liability and warranty claims, that may adversely affect our business and results of operations.

We are a party to litigation that arises in the normal course of our business operations, including product warranty and liability (strict liability and negligence) claims, product recalls, contract disputes and environmental, asbestos, employment, intellectual property and other litigation matters. We face an inherent business risk of exposure to product liability and warranty claims in the event that the use of our products is alleged to have resulted in injury or other damage. While we currently maintain general liability and product liability insurance coverage in amounts that we believe are adequate, we cannot be sure that we will be able to maintain this insurance on acceptable terms or that this insurance will provide sufficient coverage against potential liabilities that may arise. Any claims brought against us, with or without merit, may have an adverse effect on our business and results of operations as a result of potential adverse outcomes, the expenses associated with defending such claims, the diversion of our management’s resources and time and the potential adverse effect to our business reputation.

Our pension and postretirement benefit plan obligations are currently underfunded, and we may have to make significant cash payments to some or all of these plans, which would reduce the cash available for our businesses.

We have unfunded obligations under our domestic and foreign pension and postretirement benefit plans. As of June 27, 2010, our pension plans were underfunded by approximately $277 million. The funded status of our pension plans is dependent upon many factors, including returns on invested assets, the level of certain market interest rates and the discount rate used to determine pension obligations. Unfavorable returns on the plan assets or unfavorable changes in applicable laws or regulations could materially change the timing and amount of required plan funding, which would reduce the cash available for our businesses. In addition, a decrease in the discount rate used to determine pension obligations could result in an increase in the valuation of pension obligations, which could affect the reported funding status of our pension plans and future contributions, as well as the periodic pension cost in subsequent fiscal years.

Our dependence on, and the price of, raw materials may adversely affect our profits.

The principal raw materials used to produce our products are aluminum, steel and copper. We source raw materials on a global or regional basis, and the prices of those raw materials are susceptible to significant price fluctuations due to supply/demand trends, transportation costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate and other unforeseen circumstances. If we are unable to pass on raw material price increases to our customers, our future profitability may be adversely affected.

We may be adversely affected by health and safety laws and regulations.

We are subject to various laws and regulations relating to the protection of human health and safety and have incurred and will continue to incur capital and other expenditures to comply with these regulations. Failure to comply with regulations could subject us to future liabilities, fines or penalties or the suspension of production.

Our operations and success may be impacted by natural disasters, terrorism, acts of war, international conflict and political and governmental actions, which could harm our business.

Natural disasters, acts or threats of war or terrorism, international conflicts and the actions taken by the United States and other governments in response to such events could cause damage or disrupt our business operations, our suppliers or our customers, and could create political or economic instability, any of which could have an adverse effect on our business. Although it is not possible to predict such events or their consequences, these events could decrease demand for our products, could make it difficult or impossible for us to deliver products or could disrupt our supply chain. We may also be impacted by actions by foreign governments where our facilities are located, including currency devaluation, tariffs and nationalization, which could disrupt manufacturing and commercial operations. In addition, our foreign operations make us subject to certain U.S. laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, the trade sanctions laws and regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and the Foreign Corrupt Practices Act. A violation of these laws and regulations could adversely affect our business, financial condition and results of operations.

We are subject to tax laws and regulations in many jurisdictions, and the inability to successfully defend claims from taxing authorities could adversely affect our operating results and financial position.

We conduct business in many countries, which requires us to interpret the income tax laws and rulings in each of those taxing jurisdictions. Due to the subjectivity of tax laws between those jurisdictions as well as the subjectivity of factual interpretations, our estimates of income tax liabilities may differ from actual payments or assessments. Claims from taxing authorities related to these differences could have an adverse impact on our operating results and financial position.

If we fail to remain current with changes in gasoline engine technology or if the technology becomes less important to customers in our markets due to the impact of alternative fuels or power sources, our results would be negatively affected.

Our ability to remain current with changes in gasoline engine technology may significantly affect our business. Any advances in gasoline engine technology, including the impact of alternative fuels or power sources, may inhibit our ability to compete with other manufacturers. Our competitors may also be more effective and efficient at integrating new technologies. In addition, developing new manufacturing technologies and capabilities requires a significant investment of capital. There can be no assurance that our products will remain competitive in the future or that we will continue to be able to timely implement innovative manufacturing technologies.

Through our Power Products segment, we compete with certain customers of our Engines segment, thereby creating inherent channel conflict that may impact the actions of engine manufacturers and OEMs with whom we compete.

Through our Power Products segment, we compete with certain customers of our Engines segment. This further forward integration of our products may strain relationships with OEMs that are significant customers of our Engines segment.

The financial stability of our suppliers and the ability of our suppliers to produce quality materials could adversely affect our ability to obtain timely and cost-effective raw materials and other inputs used in the manufacturing process.

The loss of certain of our suppliers or interruption of production at certain suppliers from adverse financial conditions, work stoppages, equipment failures or other unfavorable events would adversely affect our ability to obtain raw materials and other inputs used in the manufacturing process. Our cost of purchasing raw materials and other inputs used in the manufacturing process could be higher and could temporarily affect our ability to produce sufficient quantities of its products, which could harm our financial condition, results of operations and competitive position.

USE OF PROCEEDS

We anticipate that the net cash proceeds from the offering of the notes, after deducting initial purchaser discounts and our estimated fees and expenses related to the offering, will be approximately $220 million. We intend to use the proceeds of this offering to redeem all of our $201 million principal amount of outstanding 8.875% Senior Notes due March 15, 2011 (the “2011 Notes”), to pay fees and expenses in connection with this offering and the redemption and for general corporate purposes.

Certain affiliates of the underwriters may be holders of our 2011 Notes and would be entitled to receive the redemption price for the 2011 Notes in the redemption.

CAPITALIZATION

The following table sets forth our capitalization as of September 26, 2010 on an actual basis and as adjusted giving effect to the sale of $225 million of notes in this offering and the application of the estimated net proceeds of this offering as described under “Use of Proceeds.”

You should read this table in conjunction with our historical financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	September 26, 2010
	Actual	As Adjusted
	(In thousands)
Cash and Cash Equivalents	$47,693	$63,895

Debt:
Revolving Credit Facility (1)	$—	$—
8.875% Senior Notes due 2011	201,068	—
6 7/8% Senior Notes Offered Hereby	—	225,000
Other Debt	3,000	3,000

Total Debt	204,068	228,000
Total Shareholders’ Equity (2)	647,684	644,819

Total Capitalization	$851,752	$872,819

(1)	As of September 26, 2010, we had $5 million of standby letters of credit issued and $495 million of additional borrowings available under the Revolving Credit Agreement. As of November 21, 2010, we had $95 million of borrowings outstanding under our Revolving Credit Agreement. Monthly average borrowings outstanding under our Revolving Credit Agreement on a trailing twelve month basis as of November 21, 2010 were $82 million.
(2)	The as adjusted Total Shareholders Equity amount includes the redemption premium paid for, and the impact of accelerated amortization of deferred financing fees as a result of, the redemption of the 2011 Notes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the periods presented:

	Three Months Ended September 26, 2010	Fiscal Year Ended
		June 27, 2010	June 28, 2009	June 29, 2008	Restated July 1, 2007	Restated July 2, 2006

Ratio of earnings to fixed charges	(a)	2.7x	2.3x	1.7x	1.1x	4.5x

(a)	Due to our loss in the three months ended September 26, 2010, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $9.8 million to achieve a coverage of 1:1 in the three months ended September 26, 2010.

For the purpose of calculating these ratios, we define earnings as income before income taxes, less equity income from equity investees, plus distributed income of equity investees, plus fixed charges. We define fixed charges as the sum of interest expense plus amortization of deferred financing fees, plus a portion of rental expense related to interest.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

Revolving Credit Agreement

On July 12, 2007, we entered into a $500 million amended and restated multicurrency credit agreement (the “Revolving Credit Agreement”). The Revolving Credit Agreement provides for up to $500 million in revolving loans, including up to $25 million in swing-line loans. The Revolving Credit Agreement has a term of five years and all outstanding borrowings under the credit agreement are due and payable on July 12, 2012. As of September 26, 2010, there were no borrowings under the Revolving Credit Agreement.

The Revolving Credit Agreement contains covenants that we consider usual and customary for an agreement of that type, including a maximum total leverage ratio and minimum interest coverage ratio. Certain of our subsidiaries are required to be guarantors of our obligations under the Revolving Credit Agreement. The Revolving Credit Agreement is unsecured.

Borrowings under the Revolving Credit Agreement bear interest at a rate per annum equal to, at our option, either:

•

a 1-, 2-, 3- or 6-month LIBOR rate plus a margin varying from 0.50% to 1.00%, depending upon the rating of our long-term debt by Standard & Poor’s Rating group, a division of McGraw-Hill Companies, and Moody’s Investors Service, Inc. or our average total leverage ratio; or

•	the higher of (a) the federal funds rate plus 0.50% or (b) the bank’s prime rate.

In addition, we are subject to a 0.10% to 0.20% commitment fee and a 0.50% to 1.00% letter of credit fee, depending on our long-term credit ratings or our average total leverage ratio.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes offered hereby supplements the description of the general terms and provisions of the debt securities set forth under the heading “Description of the Debt Securities” in the accompanying prospectus. This description replaces the description of the debt securities in the accompanying prospectus, to the extent of any inconsistency. Terms used in this prospectus supplement that are otherwise not defined have the meanings given to them in the accompanying prospectus.

We will issue the notes under an indenture among us, the Subsidiary Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the notes will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. A copy of the indenture is available as set forth under “Where You Can Find More Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture. In this Description of Notes, the “issuer,” “we,” “us” and “our” refer only to Briggs & Stratton Corporation and not to any of its subsidiaries.

The registered Holder of a note will be treated as its owner for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

The notes will be:

•	our general unsecured obligations;

•	senior in right of payment to all of our existing and any future Indebtedness that is by its terms expressly subordinated to the notes;

•

pari passu in right of payment with all of our existing and any future Indebtedness, including Indebtedness under the Credit Agreement to the extent it is not secured, that is not by its terms expressly subordinated to the notes, excluding Indebtedness that is mandatorily preferred by law, including by operation of bankruptcy, insolvency, liquidation or other similar laws of general application;

•

effectively junior in right of payment to our existing and future secured Indebtedness, including Indebtedness under the Credit Agreement to the extent it is secured in the future, to the extent of the value of the collateral securing that Indebtedness;

•	structurally junior to any Indebtedness or other obligations of any of our Subsidiaries that is not a Subsidiary Guarantor; and

•	unconditionally guaranteed by all of our existing Significant Domestic Subsidiaries and certain of our future Domestic Subsidiaries.

The Subsidiary Guarantees

Each Subsidiary Guarantor’s guarantee of the notes will be:

•	a general unsecured obligation of such Subsidiary Guarantor;

•	senior in right of payment to all existing and any future Indebtedness of that Subsidiary Guarantor that is by its terms expressly subordinated to its Subsidiary Guarantee of the notes;

•

pari passu in right of payment with all existing and any future Indebtedness of that Subsidiary Guarantor, including Indebtedness under the Credit Agreement to the extent it is not secured, that is not by its terms expressly subordinated to its Subsidiary Guarantee of the notes, excluding Indebtedness that is mandatorily preferred by law, including by operation of bankruptcy, insolvency, liquidation or other similar laws of general application;

•

effectively junior in right of payment to the existing and future secured Indebtedness, including Indebtedness under the Credit Agreement to the extent it is secured in the future, of that Subsidiary Guarantor to the extent of the value of the collateral securing that Indebtedness; and

•	structurally junior to any Indebtedness or other obligations of any of its Subsidiaries that is not a Subsidiary Guarantor.

As of the Issue Date, all of our existing subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under “—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not Guarantee the notes.

As of September 26, 2010, assuming this offering had been completed at that time, and giving effect to the application of the proceeds of this offering as described in this prospectus supplement, we would have had approximately $228 million of debt outstanding on a consolidated basis (including the notes), an additional $495 million of indebtedness available for borrowing under our Credit Agreement and no secured indebtedness outstanding on a consolidated basis. See ”Capitalization” and “Description of Certain Other Indebtedness.”

Principal, Maturity and Interest

We will initially issue $200.0 million in aggregate principal amount of notes. We may issue additional notes from time to time after this offering without giving notice to or seeking the consent of the holders of the initial notes. Any offering of additional notes is subject to the “—Incurrence of Indebtedness” covenant described below. Any additional notes will be identical in all respects to the notes offered hereby, except that additional notes will have different issuance dates and may have different issuance prices. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on December 15, 2020.

Interest on the notes will accrue at the rate of 6 7/8% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2011. We will make each interest payment to the Holders of record on the immediately preceding June 1 and December 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder has given wire transfer instructions to us, we will pay all principal, interest and premium, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the Holders at their respective addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the Holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

The notes will be initially Guaranteed by our current Significant Domestic Subsidiary that guarantees obligations under the Credit Agreement and will be Guaranteed by each of our future Significant Domestic Subsidiaries (other than any Receivable Subsidiary) and our future Domestic Subsidiaries that guarantee Indebtedness having a principal amount of $15.0 million or more under a Credit Facility. These Subsidiary Guarantees will be joint and several obligations of the Subsidiary Guarantors. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law, after giving effect to all other obligations of that Subsidiary Guarantor including its guarantee, if any, under the Credit Agreement. However, in a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. If a Subsidiary Guarantee were to be rendered voidable, it could be subordinated by a court to all other debt, including Guarantees and contingent liabilities, of the applicable Subsidiary Guarantor and, depending on the amount of such debt, a Subsidiary Guarantor’s liability in respect of its Subsidiary Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—A subsidiary guarantee could be voided if it constitutes a fraudulent transfer under U.S. bankruptcy or similar state law, which would prevent the holders of notes from relying on that subsidiary to satisfy claims.”

A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than us or another Subsidiary Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger, in each case if such Person is one of our Subsidiaries, assumes all the obligations of that Subsidiary Guarantor under the indenture and its Subsidiary Guarantee pursuant to a supplemental indenture and other documents satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of the indenture relating to Asset Sales.

The Subsidiary Guarantee of a Subsidiary Guarantor will be released:

(1) (a) automatically without any further action on the part of the trustee or any Holder of the notes, in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of ours, if the sale or other disposition complies with the provisions of the indenture relating to Asset Sales, (b) automatically without any further action on the part of the trustee or any Holder of the notes, in connection with any sale of Capital Stock of that Subsidiary Guarantor that causes such Subsidiary Guarantor to cease to be a “Subsidiary” to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of ours, if the sale complies with the provisions of the indenture relating to Asset Sales, in each case as provided below under the caption “—Repurchase at the Option of Holders—Asset Sales” or (c) upon written notice by us to the trustee, if that Subsidiary Guarantor shall at such time (i) not constitute a Significant Domestic Subsidiary and (ii) not guarantee any Indebtedness having a principal amount of $15.0 million or more under a Credit Facility;

(2) if we designate that Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(3) upon Legal Defeasance or Covenant Defeasance as provided below under the caption “—Legal Defeasance and Covenant Defeasance” and upon a discharge of the indenture as provided under the caption “—Satisfaction and Discharge.”

Optional Redemption

Prior to December 15, 2013, we may on one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 106.875% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of any Qualified Equity Offering; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of any such redemption (excluding notes held by us and our Subsidiaries); and

(2) any such redemption occurs within 90 days of the date of the closing of any such Qualified Equity Offering.

The notes may not otherwise be redeemed at any time prior to maturity, provided that we may at our option redeem the notes, in whole or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed plus accrued interest thereon to the date of redemption and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30 day months) at the Treasury Rate, plus 50 basis points. Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

We may at any time, and from time to time, purchase notes in the open market or otherwise, subject to compliance with applicable securities laws.

Mandatory Redemption

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s notes pursuant to a Change of Control offer on the terms set forth in the indenture. In the Change of Control offer, we will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase. Subject to compliance with the provisions of the third succeeding paragraph, within ten days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, we will mail a notice to the trustee and each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice (subject to the satisfaction of any conditions upon which such Change of Control Offer is being made). We will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control payment date, we will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control offer;

(2) deposit with the paying agent an amount equal to the Change of Control payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

Our ability to pay cash to the Holders of notes upon a Change of Control may be limited by our then existing financial resources. Further, the agreements governing our other Indebtedness contain, and our future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control. If the exercise by the Holders of notes of their right to require us to repurchase the notes upon a Change of Control occurred at the same time as a change of control event under one or more of either of our other debt agreements, our ability to pay cash to the Holders of notes upon a repurchase may be further limited by our then existing financial resources.

Even if sufficient funds were otherwise available, the terms of Credit Facilities (and other Indebtedness) may prohibit our prepayment of notes before their scheduled maturity. Consequently, if we are not able to prepay the Credit Facilities or other Indebtedness containing such restrictions or obtain requisite consents, we will be unable to fulfill our repurchase obligations, resulting in a default under the indenture.

The provisions described above that require us to make a Change of Control offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control offer upon a Change of Control if (i) a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by us and purchases all notes properly tendered and not withdrawn under the Change of Control offer or (ii) a notice of redemption has been given pursuant to the indenture as described above under “Optional Redemption.”

The definition of Change of Control includes a phrase relating to the sale, lease, transfer or conveyance of “all or substantially all” of our properties or assets and the properties or assets of our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer or conveyance of less than all of our assets and the assets of our Subsidiaries taken as a whole to another Person or group may be uncertain.

In addition, a Change of Control offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Change of Control offer.

Asset Sales

We will not, and will not permit any of our Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) we (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold, leased, transferred, conveyed or otherwise disposed of;

(2) the fair market value, if greater than $75.0 million, is determined by our Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by us or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets.

For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities of ours or any of our Restricted Subsidiaries, as shown on our or such Restricted Subsidiary’s most recent balance sheet (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Restricted Subsidiary’s Subsidiary Guarantee), that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases us or such Restricted Subsidiary from further liability with respect thereto; and

(b) any securities, notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are converted by us or such Restricted Subsidiary into cash within 180 days of their receipt (subject to ordinary settlement periods), to the extent of the cash received in that conversion; and

(c) any Designated Non-cash Consideration received by us or any such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed the greater of $25.0 million and 1.5% of our Consolidated Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, we (or the applicable Restricted Subsidiary, as the case may be) may apply those Net Proceeds at our option:

(1) to permanently reduce obligations under the Credit Agreement and, in the case of revolving obligations thereunder, to correspondingly reduce commitments with respect thereto (or other Indebtedness of the issuer or Subsidiary Guarantees secured by a Lien) or Pari Passu Indebtedness; provided that if the issuer or a Subsidiary Guarantor shall so reduce obligations under such Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the notes by making an offer (in accordance with the procedures set forth in the indenture for an Asset Sale offer) to all holders of notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, the pro rata principal amount of notes), in each case other than Indebtedness owed to either the issuer or an Affiliate of the issuer (provided that in the case of any reduction of any revolving obligations, the issuer or such Subsidiary shall effect a corresponding reduction of commitments with respect thereto);

(2) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

(3) to acquire assets (other than inventory) that are used or useful in a Permitted Business;

(4) to make capital expenditures in or that are used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in a manner not prohibited by the indenture, in each case, to the extent such expenditures are made by or used in the issuer or a Subsidiary Guarantor; or

(5) any combination of the foregoing.

In the case of each of clauses (2) and (3) above, the entry into a definitive agreement to acquire such assets within 365 days after the receipt of any Net Proceeds from an Asset Sale shall be treated as a permitted application of the Net Proceeds from the date of such agreement so long as we or such Restricted Subsidiary, as the case may be, enters into such agreement with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 455 days of the date of the receipt of such Net Proceeds and such Net Proceeds are actually so applied within such period.

Pending the final application of any Net Proceeds, we may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided above will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50.0 million, we will, within

30 days, make an Asset Sale offer to all Holders of notes and all holders of Pari Passu Indebtedness containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale offer will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale offer, we may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of notes and Pari Passu Indebtedness tendered into such Asset Sale offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such Pari Passu Indebtedness to be purchased as described below under “—Selection and Notice.” Upon completion of each Asset Sale offer, the amount of Excess Proceeds will be reset at zero.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Selection and Notice

If less than all of the notes are to be redeemed or purchased at any time, Global Notes to be redeemed or purchased will be selected in accordance with the procedures of The Depository Trust Company, otherwise the trustee will select notes for redemption or purchase as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional, except that a Change of Control offer made in advance of a Change of Control may be made conditional upon the occurrence of such Change of Control.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Removal of Covenants

Following the first day (the “Removal Date”) that:

(1) the notes have an Investment Grade Rating from both of the Rating Agencies; and

(2) no Default has occurred and is continuing under the indenture;

we and our Restricted Subsidiaries will not be subject to the provisions of the indenture summarized below beginning on the Removal Date and continuing at all times thereafter regardless of any subsequent changes in the rating of the Notes:

(A) “—Restricted Payments”;

(B) “—Incurrence of Indebtedness”;

(C) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(D) “Repurchase at the Option of Holders—Asset Sales”;

(E) “—Transactions with Affiliates”;

(F) clause (d) of the first paragraph under the heading “Merger, Consolidation or Sale of Assets”; and

(G) “—Payments for Consent”.

Restricted Payments

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

(1) declare and pay any dividend or make any other payment or distribution on account of our or any of our Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries) or to the direct or indirect holders of our or any of our Restricted Subsidiaries’ Equity Interests in their capacity as such (in each case other than dividends or distributions (a) payable in our or any of our Restricted Subsidiaries’ Equity Interests (other than Disqualified Stock) or (b) to us or any of our Restricted Subsidiaries);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries) any of our or our Restricted Subsidiaries’ Equity Interests (in each case other than (a) any of our Restricted Subsidiaries’ Equity Interests owned by us or another Restricted Subsidiary and (b) a payment made solely with Equity Interests not constituting Disqualified Stock);

(3) make any payment (other than a payment made solely with Equity Interests not constituting Disqualified Stock) to purchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled maturity or scheduled sinking fund or mandatory redemption payment, any of our or our Restricted Subsidiaries’ Subordinated Indebtedness (other than Subordinated Indebtedness owed to us or any of our Restricted Subsidiaries), except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case within one year of the due date thereof, and payments of principal and interest at the Stated Maturity thereof; or

(4) make any Restricted Investment.

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(A) no Default or Event of Default has occurred and is continuing or would exist upon giving effect to such Restricted Payment; and

(B) we would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the “Incurrence of Indebtedness” covenant; and

(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and our Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) and (7) of the next paragraph), is less than the sum, without duplication, of:

(i) 50% of our Consolidated Net Income for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of our most recently ended fiscal quarter for which our financial statements are publicly available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(ii) 100% of the aggregate net cash proceeds or the Fair Market Value of property or assets received by us since the Issue Date as a contribution to our common equity capital or from the issue or sale of our Equity Interests (other than Disqualified Stock), plus

(iii) to the extent that any of our Unrestricted Subsidiaries is redesignated as a Restricted Subsidiary after the Issue Date, the Fair Market Value of our Investment in such Subsidiary as of the date of such redesignation, plus

(iv) the amount by which Indebtedness of us or our Restricted Subsidiaries (other than Indebtedness owed to us or a Restricted Subsidiary) is reduced on our balance sheet upon the conversion or exchange (other than by one of our Subsidiaries) subsequent to the date of the indenture of any Indebtedness of us or any of our Restricted Subsidiaries convertible into or exchangeable for our Capital Stock (other than Disqualified Stock) (less the amount of any cash, or the fair value of any other property, distributed by us upon such conversion or exchange), plus

(v) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to us or any of our Restricted Subsidiaries from any of our Unrestricted Subsidiaries; provided, however, that the foregoing shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by us or any of our Restricted Subsidiaries in such Unrestricted Subsidiary, plus

(vi) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment.

So long as no Default has occurred and is continuing or would exist upon given effect thereto (except with respect to clauses (3) and (5) below), the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, purchase, repurchase, retirement, defeasance or other acquisition of any of our or any of our Restricted Subsidiaries’ Subordinated Indebtedness or of any of our Equity Interests in

exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to any of our Restricted Subsidiaries) of, our Equity Interests (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, purchase, repurchase, retirement, defeasance or other acquisition will be excluded from clause (C)(ii) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition or retirement for value of our Subordinated Indebtedness or Subordinated Indebtedness of any of our Restricted Subsidiaries with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or of Equity Interests other than Disqualified Stock;

(4) the purchase, repurchase, redemption, or other acquisition or retirement for value of any of our Equity Interests held by any member of our (or any of our Restricted Subsidiaries’) management (or their estates or beneficiaries under their estates) pursuant to any management equity subscription agreement, stock option agreement or similar agreement or other agreement under which such Equity Interests were issued; provided that the aggregate price paid for all such purchased, repurchased, redeemed, acquired or retired Equity Interests may not exceed $5.0 million in any twelve-month period; provided, further, that any of the $5.0 million permitted to be applied under this clause (4) in any twelve-month period (and not so applied) may be carried forward for use in any future twelve-month period; provided, further, that such amount in any twelve- month period may be increased by an amount not to exceed (A) the cash proceeds received by us or any of our Restricted Subsidiaries from the sale of our Equity Interests (other than Disqualified Stock) to any member of our (or any of our Restricted Subsidiaries’) management that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such purchase, repurchase, redemption or other acquisition or retirement for value will not increase the amount available for Restricted Payments under clause (C)(ii) of the preceding paragraph; plus (B) the cash proceeds of key man life insurance policies received by us and our Restricted Subsidiaries after the Issue Date;

(5) in the case of a Subsidiary, the payment of dividends or any similar distribution to the holders of any class of its Capital Stock on a pro rata basis;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

(7) any cash payment, in lieu of issuance of fractional shares, in connection with the exercise of warrants, options or other securities convertible into or exchangeable for our Capital Stock or the Capital Stock of any of our Restricted Subsidiaries;

(8) to the extent no Default in any payment in respect of principal or interest under the notes or the Credit Agreement or Event of Default has occurred and is continuing or would exist upon giving effect thereto, upon the occurrence of a Change of Control or an Asset Sale, the defeasance, redemption, repurchase or other acquisition of any subordinated Indebtedness pursuant to provisions substantially similar to those described under “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales” at a purchase price not greater than 101% of the principal amount thereof (in the case of a Change of Control) or at a purchase price not greater than 100% of the principal amount thereof (in the case of an Asset Sale), plus any accrued and unpaid interest thereon; provided that prior to or contemporaneously with such defeasance, redemption, repurchase or other acquisition, we have made a Change of Control offer or Asset Sale offer, as the case may be, with respect to the notes and have repurchased all notes validly tendered for payment and not withdrawn in connection therewith;

(9) to the extent no Default in any payment in respect of principal or interest under the notes or the Credit Agreement or Event of Default has occurred and is continuing or would exist upon giving effect thereto, the payment of dividends on our common stock and the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any of our Equity Interests (other than Disqualified Stock) in an aggregate amount not to exceed $75.0 million in any calendar year;

(10) the declaration and payment of dividends to holders of any class or series of our Disqualified Stock or the Disqualified Stock of any Restricted Subsidiary issued or incurred in compliance with the covenant described below under “—Incurrence of Indebtedness” to the extent such dividends are included in the calculation of Fixed Charges; and

(11) other Restricted Payments in an aggregate amount since the Issue Date not to exceed $100.0 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s), property or securities proposed to be transferred or issued by us or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant in excess of $50.0 million will be determined by our Board of Directors whose resolutions with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $75.0 million. Not later than the date of making any Restricted Payment, we will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Incurrence of Indebtedness

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and we will not issue any Disqualified Stock and will not permit any of our Restricted Subsidiaries to issue Disqualified Stock; provided, however, that we and our Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, if the Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period and any other Indebtedness repaid or Disqualified Stock that ceased to be outstanding since the beginning of such four-quarter period had been repaid or ceased to be outstanding at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence of additional Indebtedness and letters of credit under one or more Credit Facilities and Guarantees thereof; provided that the aggregate principal amount of all Indebtedness of ours and our Restricted Subsidiaries incurred pursuant to this clause (1) does not exceed $500.0 million at the time of incurrence thereof;

(2) the incurrence by us and our Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by us and any Subsidiary Guarantor of Indebtedness represented by the notes and the Subsidiary Guarantees to be issued on the Issue Date and contribution, indemnification and reimbursement obligations owed by us or any Subsidiary Guarantor to any of the other of them in respect of amounts paid or payable on such notes or Guarantees;

(4) the incurrence by us or any of our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in our business or the business of such Restricted Subsidiary, in an aggregate principal amount, including all Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $75.0 million at any time outstanding;

(5) the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was incurred under the first paragraph of this covenant or clause (2) or (3) of this paragraph;

(6) the incurrence by us or any of our Restricted Subsidiaries of intercompany Indebtedness owed to us or any of the Restricted Subsidiaries; provided, however, that:

(a) if we are the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes;

(b) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of such Subsidiary Guarantor’s Subsidiary Guarantee; and

(c) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than us or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either us or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by us or any of our Restricted Subsidiaries of Hedging Obligations and other obligations with respect to derivative transactions incurred to hedge bona fide business risks and not for speculative purposes;

(8) the guarantee by us or any of our Restricted Subsidiaries of Indebtedness permitted to be incurred by another provision of this covenant; provided that, if the Indebtedness being guaranteed is subordinated to the notes, such guarantee is subordinated to the notes to the same extent as the Indebtedness being guaranteed;

(9) Indebtedness incurred in respect of workers’ compensation claims and self-insurance obligations, and, for the avoidance of doubt, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by us or any Restricted Subsidiary in the ordinary course of business;

(10) Indebtedness arising from agreements of us or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the acquisition or disposition of any business, assets or Equity Interests of us or a Restricted Subsidiary otherwise permitted under the indenture;

(11) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence, and Indebtedness arising from negative account balances in cash pooling arrangements arising in the ordinary course of business;

(12) obligations of us or our Restricted Subsidiaries in respect of customer advances received and held in the ordinary course of business; and

(13) the incurrence by us or any of our Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) not to exceed the greater of (x) $100.0 million and (y) 7.5% of Consolidated Tangible Assets at the time of incurrence thereof (which amount may be incurred, in whole or in part, under any of the Credit Facilities).

For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described above as of the date of incurrence thereof or is entitled to be incurred pursuant to the first paragraph of this covenant, we shall, in our sole discretion, at the time the proposed Indebtedness is incurred, (x) classify all or a portion of that item of Indebtedness on the date of its incurrence under either the first paragraph of this covenant or under any category of Permitted Debt, (y) reclassify at a later date all or a portion of that or any other item of Indebtedness as being or having been incurred in any manner that complies with this covenant and (z) elect to comply with this covenant and the applicable definitions in any order; provided, however, any Indebtedness outstanding pursuant to the Credit Agreement on the date of the indenture will be deemed to have been incurred pursuant to clause (1) of the definition of “Permitted Debt” and may not later be reclassified.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Indebtedness in the form of additional Indebtedness or payment of dividends on Capital Stock in the forms of additional shares of Capital Stock with the same terms will not be deemed to be an incurrence of indebtedness for purposes of this covenant.

We will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually or by its terms subordinate or junior in right of payment to any Senior Debt of ours and not subordinate or junior in right of payment to the notes to the same extent; provided, however, that no Indebtedness of ours will be deemed to be contractually subordinated in right of payment solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority or by virtue of structural subordination. No Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually or by its terms subordinate or junior in right of payment to the Senior Debt of such Subsidiary Guarantor and not subordinate or junior in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee to the same extent; provided, however, that no Indebtedness of a Subsidiary Guarantor will be deemed to be contractually subordinated in right of payment solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority or by virtue of structural subordination.

Liens

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or Attributable Debt on any asset now owned or hereafter acquired or any proceeds therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the notes and related Subsidiary Guarantees are secured by a Lien on such property (including Capital Stock of a Restricted Subsidiary), assets, proceeds, income or profit that is senior in priority to such Liens until such time as such Subordinated Indebtedness is no longer secured by such Liens; and

(2) in the case of Liens securing Senior Debt, the notes and related Subsidiary Guarantees are equally and ratably secured on such property (including Capital Stock of a Restricted Subsidiary), assets, proceeds, income or profit until such time as such Senior Debt is no longer secured by such Liens.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock to us or any of our Restricted Subsidiaries or pay any Indebtedness owed to us or any other of our Restricted Subsidiaries;

(2) make any loans or advances to us or any other of our Restricted Subsidiaries; or

(3) transfer any of its properties or assets to us or any other of our Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) any agreement or other document as in effect on the Issue Date or subsequent agreements or documents relating to our Indebtedness or Indebtedness of any Restricted Subsidiary and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such agreements or documents; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not, in our good faith judgment, materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements or documents on the Issue Date;

(2) the indenture, the notes and the Subsidiary Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary provisions restricting subletting or assignment of any lease, contract or license and provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(6) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property (and proceeds thereof) of the nature described in clause (3) of the preceding paragraph;

(7) any agreement in connection with the sale of assets or Capital Stock, including, without limitation, any agreement for the sale or other disposition of a Restricted Subsidiary or its assets that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not, in our good faith judgment, materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the “—Liens” covenant that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements;

(11) any encumbrance or restriction existing at the time of the acquisition of property, so long as the encumbrances or restrictions relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(12) restrictions on cash and other deposits or net worth imposed by direct or indirect customers or suppliers under contracts entered into in the ordinary course of business;

(13) any Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary on or after the Issue Date, which encumbrance or restriction is in existence at the time such Person becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary or merging with or into a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(14) any Non-Recourse Receivable Subsidiary Indebtedness or other contractual requirements of a Receivable Subsidiary that is a Restricted Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivable Subsidiary or the accounts receivable and other financial assets described in the definition of Qualified Receivables Transaction which are subject to such Qualified Receivables Transaction; and

(15) any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date.

Nothing contained in this covenant shall prevent us or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted under the “Liens” covenant or (ii) restricting the sale or other disposition of property or assets of us or any of our Restricted Subsidiaries that secure Indebtedness that is not prohibited by the indenture.

Merger, Consolidation or Sale of Assets

We may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not we are the surviving corporation) or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of our properties or assets and the properties or assets of our Restricted Subsidiaries taken as a whole, in one or more related transactions (except for a pledge of assets as collateral for security purposes but not any outright assignment upon any foreclosure of such collateral), to another Person; unless:

(a) either: (x) we are the surviving corporation; or (y) the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(b) the Person formed by or surviving any such consolidation or merger (if other than us) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of our obligations under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

(c) immediately after such transaction no Default or Event of Default exists; and

(d) we or the Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the “—Incurrence of Indebtedness” covenant or (ii) our Fixed Charge Coverage Ratio, or the Person formed by or surviving any such consolidation or merger (if other than us), or as to which such sale, assignment, transfer, conveyance or other disposition has been made, shall not be less than our Fixed Charge Coverage Ratio immediately prior to such transaction or series of transactions.

Notwithstanding the foregoing, failure to satisfy the requirements of the preceding clauses (c) and (d) will not prohibit:

(i) a merger between us and a Restricted Subsidiary that is a wholly- owned Subsidiary of us or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of us and our Restricted Subsidiaries taken as a whole to a Restricted Subsidiary that is a wholly-owned Subsidiary of us; or

(ii) a merger between us and an Affiliate formed solely for the purpose of converting us into an entity organized under the laws of the United States or any political subdivision or state thereof; so long as, in each case, the amount of Indebtedness of us and our Restricted Subsidiaries is not increased thereby.

The Person formed by or surviving any consolidation or merger (if other than us) will succeed to, and be substituted for, and may exercise every right and power of ours under the indenture, but, in the case of a lease of all or substantially all our assets, we will not be released from the obligation to pay the principal of and interest on the notes.

Designation of Restricted and Unrestricted Subsidiaries

Our Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if upon giving effect to such designation a Default would not exist. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by us and our Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the “—Restricted Payments” covenant to the extent such Investments do not constitute Permitted Investments, as determined by us. That designation will only be permitted if the Investments would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Our Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if upon given effect to such redesignation a Default would not exist and all indebtedness of such Unrestricted Subsidiary will be deemed to be incurred on the date of such redesignation.

Transactions with Affiliates

We will not, and will not permit any of our Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of our or our Restricted Subsidiaries’ respective properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of us involving aggregate consideration in excess of $25.0 million (each, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to us or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm’s-length transaction by us or such Subsidiary with an unaffiliated party; and

(2) we deliver to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a resolution of our Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $75.0 million, an officers’ certificate certifying that such transaction or transactions have been approved by a majority of the disinterested members of our Board of Directors;

provided, that we shall not be required to comply with clause (b) above in connection with transactions in the ordinary course of business between us or one of our Restricted Subsidiaries with any of Nikki America Fuel Systems, LLC, Toro Briggs & Stratton LLC, Briggs & Stratton Daihatsu, LLC, Starting USA Corporation or Daihatsu—Briggs & Stratton Co., Ltd.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement, employee benefit plan, related trust agreement or any other similar arrangement entered into by us or any of our Restricted Subsidiaries in the ordinary course of business;

(2) transactions between or among us and/or our Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of ours solely because we own an Equity Interest in such Person;

(4) the payment of reasonable and customary compensation and indemnities and other benefits to members of our Board of Directors or the Board of Directors of a Restricted Subsidiary who are outside directors;

(5) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to directors, officers and employees of the Company or any Restricted Subsidiary in the ordinary course of business;

(6) sales of Equity Interests (other than Disqualified Stock) to Affiliates of ours;

(7) Permitted Investments, Restricted Payments that are permitted by the “—Restricted Payments” covenant and transactions permitted by, and complying with, the “Merger, Consolidation or Sale of Assets” covenant;

(8) any agreement (including any certificate of designations relating to Capital Stock) as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(9) transactions effected as part of a Qualified Receivables Transaction;

(10) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and on terms that are not materially less favorable to us or such Restricted Subsidiary, as the case may be, as determined in good faith by us, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not our Affiliate; and

(11) sales or leases of goods to joint ventures and Affiliates (but excluding any officers or directors) in the ordinary course of business for less than fair market value but not for less than cost.

Additional Subsidiary Guarantees

If at any time a Domestic Subsidiary guarantees any Indebtedness having a principal amount of $15.0 million or more under a Credit Facility or if a Domestic Subsidiary constitutes a Significant Domestic Subsidiary, then such Domestic Subsidiary shall become a Guarantor and will execute and deliver to the trustee a supplemental indenture providing for a Subsidiary Guarantee and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it became a guarantor of such amount of Indebtedness under a Credit Facility or within 45 days after the end of the fiscal quarter during which it became a Significant Domestic Subsidiary, as the case may be; provided, however, that the foregoing shall not apply to Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Sale and Leaseback Transactions

We will not, and will not permit any of our Restricted Subsidiaries to, enter into any transaction pursuant to which property is sold or transferred by us or a Restricted Subsidiary and is thereafter leased back as a capital lease by us or a Restricted Subsidiary; provided that we or any Restricted Subsidiary may enter into such a sale and leaseback transaction if:

(1) we or that Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the “—Incurrence of Indebtedness” covenant and (b) incurred a Lien to secure such Indebtedness pursuant to the “—Liens” covenant;

(2) the consideration received in such sale and leaseback transaction is at least equal to the Fair Market Value, as set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and we apply the proceeds of such transaction in compliance with, the “Repurchase at the Option of Holders—Asset Sales” covenant.

Business Activities

We will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to us and our Subsidiaries taken as a whole.

Payments for Consent

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, we will furnish to the Holders of notes (with copies to the trustee), within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by our certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

We will be deemed to have furnished such reports to the trustee and the Holders if we have filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available.

If we have designated any of our Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required above will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of us and our Restricted Subsidiaries separate from the financial condition and results of operations of our Unrestricted Subsidiaries.

In addition, whether or not required by the SEC, we will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

Events of Default and Remedies

Each of the following is an “Event of Default” if it shall occur and be continuing:

(1) default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of or premium, if any, on the notes;

(3) failure by us or any of our Restricted Subsidiaries to comply with the “—Merger, Consolidation or Sale of Assets” covenant;

(4) failure by us or any of our Restricted Subsidiaries for 30 days after notice to comply with the provisions described under the headings “—Repurchase at the Option of Holders—Asset Sales” or “—Repurchase at the Option of Holders—Change of Control”;

(5) failure to perform or comply with the “Reports” covenant and continuance of such failure to perform or comply for a period of 90 days after written notice thereof has been given to us by the trustee or to us and the trustee by the Holders of at least 25% in aggregate principal amount of the outstanding notes;

(6) failure by us or any of our Restricted Subsidiaries for 60 days after notice to comply with any other covenant or agreement in the indenture or the notes after written notice thereof has been given to us by the trustee or to us and the trustee by the Holders of at least 25% in aggregate principal amount of the outstanding notes;

(7) default by us or any Restricted Subsidiary under any mortgage, indenture or instrument (other than the indenture, the notes and the Subsidiary Guarantees) under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed (other than any such Indebtedness payable to us or any of our Subsidiaries) by us or any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay any scheduled installment of principal on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there exists a Payment Default or the maturity of which has been so accelerated at such time, aggregates more than $75.0 million;

(8) failure by us or any of the Subsidiary Guarantors to pay final judgments (to the extent not covered by insurance) aggregating in excess of $75.0 million, which judgments are not paid, discharged, satisfied, waived, bonded or stayed for a period of 60 consecutive days;

(9) except as permitted by or in accordance with the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(10) certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Significant Subsidiaries (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary).

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to us, any Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by a notice in writing to us (and to the trustee if given by Holders of the notes); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the notes, have been cured or waived as provided in the indenture.

In the event of a declaration of acceleration of the notes solely because an Event of Default described in clause (7) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (7) shall be remedied or cured by us or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the trustee for the payment of amounts due on the notes.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Promptly after becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of ours or of any Subsidiary Guarantor, as such, will have any liability for any obligations of ours or of the Subsidiary Guarantors under the notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and our and the Subsidiary Guarantors’ obligations in connection therewith;

(4) our obligations incidental to our rights of optional redemption; and

(5) the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have our obligations and the obligations of the Subsidiary Guarantors and Restricted Subsidiaries released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) we must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (including, without limitation, the Credit Agreement, but excluding the indenture) to which we are a party or by which we are bound;

(6) we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the Holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

(7) we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder directly affected thereby, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or delay the fixed maturity of any note or alter the provisions with respect to the redemption of the notes;

(3) reduce the rate of or delay the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

(7) waive a redemption payment with respect to any note;

(8) make any change in the preceding amendment and waiver provisions; or

(9) modify or change any provision of the indenture or the related definitions affecting the ranking of the notes in a manner that would materially adversely affect the holders of the notes.

Without the consent of at least two-thirds in aggregate principal amount of the notes then outstanding, an amendment or waiver may not:

(1) make any change in the provisions of the indenture described above under the heading “—Repurchase at the Option of Holders”; or

(2) release any Domestic Subsidiary from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture.

Notwithstanding the preceding, without the consent of any Holder of notes, we, the Subsidiary Guarantors and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect, omission, mistake or inconsistency;

(2) to provide for global notes and/or uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption by a successor Person of our obligations under the indenture in the case of a merger or consolidation or sale of all or substantially all of our assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of notes (including the addition of Events of Default);

(5) to make any change to comply with any requirement of the SEC in order to effect or maintain the qualification of the indenture under the Trust indenture Act;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon us or any Subsidiary Guarantor;

(7) to add a Subsidiary Guarantor under the indenture or release a Subsidiary Guarantor in accordance with the indenture;

(8) to conform the text of the indenture, the notes or the Subsidiary Guarantees to any provision of this “Description of Notes” section of this prospectus supplement to the extent such provision of the indenture, the notes or the Subsidiary Guarantees was intended to conform to the text of this “Description of Notes” section;

(9) to evidence and provide for the acceptance of appointment under the indenture by a successor trustee; and

(10) to provide for or confirm the issuance of additional notes in accordance with the terms of the indenture.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise, and we have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash and non-callable Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will exist upon giving effect to the deposit and, upon giving effect to the deposit, no breach or violation of, or default under, any other instrument to which we or any Subsidiary Guarantor is a party or by which we or any Subsidiary Guarantor is bound would exist;

(3) we have paid or caused to be paid all sums then due and payable by us under the indenture; and

(4) we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money and/or non-callable Government Securities toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of ours or of any Subsidiary Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as defined in the Trust Indenture Act of 1939, it must (i) eliminate such conflict within 90 days, (ii) apply to the SEC for permission to continue or (iii) resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its rights and powers vested in it by the Indenture, to use the degree of care of a prudent man in the conduct of his own affairs under the circumstances. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus supplement may obtain a copy of the indenture without charge by writing to us at the address set forth in “Where You Can Find More Information.”

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, to the extent such Indebtedness is secured by such Lien.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that for purposes of the “Transactions with Affiliates” covenant, beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Acquisition” means (a) an Investment by us or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into us or any Restricted Subsidiary; or (b) the acquisition by us or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

“Asset Sale” means (1) the sale, transfer, conveyance or other disposition of any assets, excluding the issuance or sale of our Equity Interests (each referred to in this definition as a “disposition”); and (2) the issuance or sale of Equity Interests of any Restricted Subsidiary or sale of Equity Interests in any of its Restricted Subsidiaries; provided that the disposition of all or substantially all of the assets of us and our Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under “—Merger, Consolidation or Sale of Assets” and not by the provisions of the “—Repurchase at the Option of Holders—Asset Sales” covenant.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single disposition or series of related dispositions that involves assets or rights having a Fair Market Value of less than $20.0 million;

(2) dispositions of cash or Cash Equivalents;

(3) the sale and leaseback of any assets within 90 days of the acquisition thereof;

(4) a disposition between or among us and our Restricted Subsidiaries or between or among our Restricted Subsidiaries;

(5) the disposition of equipment, inventory, accounts receivable or other assets or rights in the ordinary course of business;

(6) a Restricted Payment that is permitted by the “Restricted Payments” covenant or an Investment not prohibited by the Indenture;

(7) the disposition of assets that, in our good faith judgment, are no longer used or useful in the business of the applicable entity;

(8) any trade-in of equipment in exchange for other equipment; provided that in our good faith judgment, we or such Restricted Subsidiary receives equipment having a Fair Market Value equal to or greater than the equipment being traded in;

(9) the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets between us or any of our Restricted Subsidiaries and another Person to the extent that the Related Business Assets received by us or our Restricted Subsidiaries are of equivalent or better Fair Market Value than the Related Business Assets transferred;

(10) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(11) leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of us or any of our Restricted Subsidiaries and otherwise in accordance with the provisions of the indenture;

(12) dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business and consistent with past practice;

(13) licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice in the ordinary course of business;

(14) any transfer or sale of accounts receivable or other financial assets, or a fractional undivided interest therein, by or to (directly or indirectly) a Receivable Subsidiary in a Qualified Receivables Transaction; or

(15) foreclosures on assets to the extent it would not otherwise result in a Default or Event of Default.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any duly authorized committee thereof;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person or, as applicable, another Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would be required to be capitalized on a balance sheet in accordance with GAAP as in effect as of the Issue Date.

“Capital Stock” means:

(1) in the case of a corporation, any and all equity shares, including common stock and preferred stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) time deposits in and certificates of deposit of any Eligible Bank, provided that such time deposits and certificates of deposit have a maturity date not more than two years after the date of acquisition and that the weighted average maturity of all such time deposits and certificates of deposit is one year or less from the respective dates of acquisition;

(4) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clauses (2) and (3) above entered into with any Eligible Bank;

(5) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such obligations mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition;

(6) commercial paper of any Person other than an Affiliate of us and other than structured investment vehicles, provided that such commercial paper has one of the two highest ratings obtainable from either Standard & Poor’s or Moody’s and matures within 180 days after the date of acquisition;

(7) (A) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and (B) overnight and demand deposits in any other bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; and

(8) money market funds substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the indenture), other than to a Subsidiary Guarantor;

(2) the approval by the holders of our Capital Stock of any plan or proposal for the liquidation or dissolution of us (whether or not otherwise in compliance with the provisions of the indenture);

(3) we become aware that any Person or Group is or has become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding Capital Stock;

(4) the replacement of a majority of our Board of Directors over a two-year period from the directors who constituted our Board of Directors at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved; or

(5) we consolidate with, or merge with or into, any Person, or any Person, other than a Subsidiary Guarantor, consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the outstanding Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on or measured by income or profits of such Person and its Restricted Subsidiaries for such period to the extent the same was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill, other intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) any expenses or charges related to any public or private sale of our Capital Stock or any Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the indenture (in each case whether or not consummated) or to the transactions contemplated by the prospectus supplement and, in each case, deducted in such period in computing Consolidated Net Income; plus

(6) the amount of any non-recurring restructuring charges, reserves or litigation settlement costs deducted in such period in computing Consolidated Net Income, including any one-time, non-recurring costs incurred in connection with the closure and/or consolidation of facilities, and any net loss from discontinued operations; plus

(7) any other non-cash charges, including any write off, write down or impairment (with respect to goodwill or otherwise), reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated Cash

Flow to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period and the reversal of any accrual of, or cash reserve for, anticipated charges in any period where such accrual or reserve is no longer required); plus

(8) any costs or expenses incurred by us or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of us or net cash proceeds of an issuance of our Capital Stock (other than Disqualified Stock); minus

(9) any non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (but not loss) of any Person that is not a Subsidiary, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) solely for purposes of determining the amount available for Restricted Payments under clause (C) of the “Restricted Payments” covenant, the Net Income of any Restricted Subsidiary (other than a Subsidiary Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; provided that, for the avoidance of doubt, Consolidated Net Income shall be increased in amounts equal to the amounts of cash actually received;

(3) the cumulative effect of a change in accounting principles (including as a result of the adoption of International Financial Reporting Standards) will be excluded;

(4) any fees, expenses and debt issuance costs paid in connection with the issuance of the notes will be excluded;

(5) any non-cash impairment charges or asset write-off or write-down resulting from the application of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 350 “Intangibles—Goodwill and Other” or ASC Topic 360 “Property, Plant and Equipment,” and the amortization of intangibles arising pursuant to ASC Topic 805 “Business Combinations” or any related subsequent Statement of Financial Accounting Standards will be excluded;

(6) the Net Income from any disposed or discontinued operations or any net gains or losses on disposed or discontinued operations, on an after-tax basis, will be excluded;

(7) non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary will be excluded;

(8) non-cash gains, losses, income and expenses resulting from fair value accounting required by ASC Topic 815 “Derivatives and Hedging” or any related subsequent Statement of Financial Accounting Standards will be excluded; and

(9) any net unrealized gain or loss (after any offset) resulting from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net gain or loss resulting from obligations under Hedging Obligations for currency exchange risk) and any foreign currency translation gains or losses will be excluded.

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (1) all of our Consolidated Total Indebtedness to the extent that it is secured by Liens as of the end of the most recent fiscal period for which our financial statements are publicly available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) our Consolidated Cash Flow for the most recently ended four full fiscal quarters for which our financial statements are publicly available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Tangible Assets” means, as of any date of determination, the total assets less the total intangible assets (including, without limitation, goodwill), in each case as shown on the most recent quarterly or annual (as the case may be) consolidated balance sheet of us and our Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP and, in the determination relating to the incurrence of Indebtedness, on a pro forma basis including any property or assets being acquired in connection therewith.

“Consolidated Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries as shown on the most recent quarterly or annual (as the case may be) consolidated balance sheet of the Company.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of us and our Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Capital Lease Obligations and debt obligations evidenced by promissory notes and similar instruments and (2) the aggregate amount of all of our outstanding Disqualified Stock on a consolidated basis, with the amount of such Disqualified Stock equal to the greater of its voluntary or involuntary liquidation preference and maximum fixed repurchase price, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on the date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined reasonably and in good faith by us.

“Credit Agreement” means that certain Amended and Restated Multicurrency Credit Agreement, dated as of July 12, 2007, as amended to date, by and among us and the guarantors, agents and lenders from time to time party thereto, including any related notes, letters of credit, guarantees, security and collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, supplemented, renewed, refunded, replaced, restructured, restated or refinanced in whole or in part from time to time (including any agreement to extend the maturity thereof, increase the amount of available borrowings thereunder (provided that such increase is permitted by the “—Incurrence of Indebtedness” covenant above) and/or add borrowers or guarantors), in each case with respect to such agreement or any successor or replacement agreement and whether under the same or any other agent, lender, group of lenders, purchasers or debt holders.

“Credit Facilities” means one or more credit facilities or agreements (including, without limitation, the Credit Agreement and any Qualified Receivables Transaction) or commercial paper facilities or indentures, in each case with investment or commercial banks or other institutional lenders providing for, or acting as initial purchasers of, Indebtedness constituting revolving credit loans, term loans, notes, debentures, securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or bankers’ acceptances, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, restated or refinanced (including any agreement to extend the maturity thereof and adding additional borrowers or guarantors) in whole or in part from time to time and including increasing the amount of available borrowings thereunder; provided that such increase is permitted by the “—Incurrence of Indebtedness” covenant above.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by us or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officers’ certificate delivered by us to the trustee, setting forth the basis of such valuation less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date on which the notes mature; provided that only the portion of such Capital Stock which matures, is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require us to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the “—Restricted Payments” covenant.

“Domestic Subsidiary” means any Subsidiary of ours that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Eligible Bank” means (a) any lender party to the Credit Agreement and (b) a bank or trust company that (i) is licensed, chartered or organized and existing under the laws of the United States of America or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Indebtedness for borrowed money of which is rated at least “A-2” by Moody’s or at least “A” by Standard and Poor’s.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means Indebtedness of us and our Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date (including available but undrawn commitments to extend Indebtedness to us and our Subsidiaries).

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions or any investment, asset or other property, as the case may be, the fair market value thereof as determined in good faith by us. In the case of a transaction between us or a Restricted Subsidiary, on the one hand, and a Receivable Subsidiary, on the other hand, if we determine in our sole discretion that such determination is appropriate, a determination as to Fair Market Value may be made at the commencement of the transaction and be applicable to all dealings between the Receivable Subsidiary and us or such Restricted Subsidiary during the course of such transaction.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period; provided, however, that the Fixed Charges of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis will be computed based on the average daily balance of such Indebtedness during the four-quarter reference period and using the interest rate in effect at the end of such period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) “Consolidated Cash Flow” and “Fixed Charges” shall be calculated after giving effect to the elimination or reduction of the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate or equity owner of the entity involved in any Asset Acquisition to the extent such costs are eliminated or reduced (or public announcement has been made of the intent to eliminate or reduce such costs) prior to the date of such calculation and not replaced;

(2) Asset Acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (calculated in accordance with Regulation S-X promulgated under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

(3) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date (including in any Asset Sale), will be excluded; and

(4) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date (including in any Asset Sale), will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

provided that whenever pro forma effect is to be given to an acquisition or a disposition, the amount of income or earnings related thereto (including the incurrence of any Indebtedness and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, regardless of whether those expense and cost reductions could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any regulation or policy of the SEC related thereto) shall be reasonably determined in good faith by one or more of our responsible senior financial or accounting officers.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(2) any interest expense on Indebtedness of another Person to the extent that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(3) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Disqualified Stock of such Person and its Restricted Subsidiaries (other than dividends paid in Capital Stock other than Disqualified Stock), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with GAAP.

“GAAP” means generally accepted accounting principles in the United States in effect from time to time, which may include International Financial Reporting Standards as in effect from time to time; provided, however, that, for purposes of the indenture, the determination of whether a lease constitutes a capital lease or an operating lease, and whether obligations arising under a lease are required to be capitalized on the balance sheet of the lessee thereunder, shall be determined by reference to GAAP as in effect on the Issue Date. We may, however, on any date elect to establish that GAAP shall mean GAAP as in effect on such date (except with respect to leases, which shall in all cases be subject to the proviso in the immediately preceding sentence) by giving notice of such election to the trustee.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates;

(3) foreign exchange contracts, currency swap agreements or other agreements or arrangements designed to protect such Person against fluctuations in currency values; and

(4) swap agreements or other agreements or arrangements designed to protect such Person against fluctuations in prices of commodities, materials and/or other products used in the business of such Person or any of its Subsidiaries.

“Holder” means a Person in whose name a note is registered.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding indebtedness payable to us or any of our Subsidiaries), whether or not contingent, but excluding in any case any obligation of the type described in clause (5) below that constitutes an accrued expense, trade payable or current liability:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (without double counting reimbursement obligations in respect thereof);

(3) constituting reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers’ acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Indebtedness except to the extent drawn and not repaid within five business days;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the net amount payable (after giving effect to permitted set-offs) if the Hedging Obligations were terminated on such date due to a default of such Person, in the case of any Indebtedness described in clause (6);

(3) the stated or determinable amount of or, if not stated or if indeterminable, the maximum reasonably anticipated liability under the Guarantee, in the case of Guarantees of any Indebtedness of any other Person;

(4) the amount of any Non-recourse Debt outstanding as of any date, to the extent such Non-recourse Debt is secured, will be the lesser of (a) the amount of the obligations secured and (b) the Fair Market Value of any pledged assets, in the case of such Indebtedness of others secured by a Lien on the assets of a Person; and;

(5) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due.

The amount of Indebtedness of us and our Subsidiaries will be calculated without duplication of Guarantees by us or our Subsidiaries in respect thereof.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by Standard & Poor’s, or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. In no event will the funding of a pension, defined benefit or other postretirement benefit plan or a guarantee of an operating lease or an ordinary course contract for the sale of goods and services of the issuer or any Restricted Subsidiary be deemed an Investment.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge or security interest in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement and any capital lease in the nature thereof.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating business.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss and net of fees and expenses relating to the transaction giving rise thereto, realized in connection with: (a) any Asset Sale or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the early extinguishment or conversion of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2) any extraordinary gain, loss, income, expenses or charges (net of fees and expenses relating to the transaction giving rise thereto), together with any related provision for taxes; and

(3) the portion of such net income attributable to non-controlling interests of Subsidiaries.

“Net Proceeds” means, with respect to Asset Sales of any Person, cash received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Indebtedness that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Indebtedness, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than us or a Restricted Subsidiary) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Proceeds only at such time as it is so converted.

“Non-recourse Debt” means Indebtedness as to which neither we nor any of our Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness, but excluding in the case of a Receivable Subsidiary any Standard Securitization Undertakings) or (b) is directly or indirectly liable as a guarantor or otherwise (except in the case of a Receivable Subsidiary any Standard Securitization Undertakings).

“Non-Recourse Receivable Subsidiary Indebtedness” has the meaning set forth in the definition of “Receivable Subsidiary.”

“Obligations” means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Pari Passu Indebtedness” means any Indebtedness of the issuer or any Subsidiary Guarantor that ranks pari passu in right of payment with the notes or the Guarantees, as applicable, subject to mandatory preferences under applicable law, including by operation of bankruptcy, insolvency, liquidation or other similar laws of general application.

“Permitted Business” means any business similar in nature to any business conducted by us and our Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by us and our Restricted Subsidiaries on the Issue Date, in each case as determined in good faith by us.

“Permitted Investments” means:

(1) any Investment in us or in one of our Restricted Subsidiaries;

(2) any Investment in Cash Equivalents;

(3) loans and advances to employees, directors and officers of us and our Restricted Subsidiaries in the ordinary course of business for bona fide business purposes;

(4) any Investment by us or any of our Restricted Subsidiaries in a Person, if as a result of such Investment:

(a) such Person becomes one of our Restricted Subsidiaries; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, us or one of our Restricted Subsidiaries;

(5) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under “—Repurchase at the Option of Holders—Asset Sales”;

(6) any acquisition of assets to the extent in exchange for the issuance of our Equity Interests (other than Disqualified Stock);

(7) any Investments received in compromise of obligations incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(8) Hedging Obligations and other obligations in connection with derivative transactions not prohibited by the indenture;

(9) Investments in respect of accounts receivable and other extensions of trade credit in the ordinary course of business;

(10) the acquisition of property and assets from suppliers and other vendors in the ordinary course of business;

(11) Investments in respect of prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the ordinary course of business;

(12) Investments in joint ventures and foreign Subsidiaries in the ordinary course of business; and

(13) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value, but net of cash repayments and returns received in respect of such Investment), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, not to exceed the greater of (x) $75.0 million and (y) 5.0% of our Consolidated Total Assets at the time of incurrence thereof.

“Permitted Liens” means:

(1) Liens upon our property or the property of any of our Restricted Subsidiaries securing (A) Indebtedness under Credit Facilities (and Guarantees thereof) permitted to be incurred pursuant to the covenant described under “—Incurrence of Indebtedness” in an amount not to exceed the greater of (x) the amount permitted to be incurred pursuant to clause (1) of the definition of “Permitted Debt” and (y) the maximum amount of Indebtedness such that the Consolidated Secured Debt Ratio would not be greater than 2.75 to 1.00, determined, in each case, at the time of incurrence of such Indebtedness after giving pro forma effect thereto in a manner consistent with the calculation of the Fixed Charge Coverage Ratio, (B) Hedging Obligations relating to such Indebtedness and permitted under the agreements related to the Credit Facilities permitted to be incurred under the indenture and (C) fees, expenses and other amounts payable with respect to such Credit Facilities or payable pursuant to cash management agreements or agreements with respect to similar banking services relating to such Credit Facilities and permitted under the agreements related thereto;

(2) Liens in favor of us or any Restricted Subsidiary;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with us or any Restricted Subsidiary of ours or becomes a Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such transaction and do not extend to any assets of us and our Restricted Subsidiaries other than the property or assets acquired and the proceeds thereof;

(4) Liens on property existing at the time of acquisition of the property by us or any of our Subsidiaries (and Liens on the proceeds thereof); provided that such Liens on the acquired property were in existence prior to the contemplation of such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the “—Incurrence of Indebtedness” covenant covering only the assets acquired with such Indebtedness (and other assets that, in the ordinary course of business, are subject to Liens in favor of the same creditor or its Affiliates to secure such type of Indebtedness) plus improvements, accessions, proceeds, dividends or distributions in respect thereof;

(7) Liens existing on the Issue Date and any Liens from time to time securing the notes and/or the Subsidiary Guarantees;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent for more than 90 days, that then remain payable without penalty or that are being contested in good faith; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) pledges or deposits (i) in connection with workers’ compensation, unemployment insurance and other types of statutory obligations or the requirements of any official body; (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts (including utility contracts) and other similar obligations incurred in the ordinary course of business; (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services; or (iv) arising in connection with any attachment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(10) Liens imposed by law, such as carrier’s, supplier’s, workmen’s, warehousemen’s, landlord’s, materialmen’s and mechanic’s Liens and other similar Liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 60 days or which are being contested in good faith; provided, however, that any reserve or other appropriate provision as will be required to conform to GAAP will have been made for that reserve or provision;

(11) survey exceptions, encumbrances, easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances, or zoning or other similar restrictions as to the use of real properties or Liens incidental to the conduct of business, in each case not interfering in any material respect with our business or assets and the business or assets of our Subsidiaries taken as a whole;

(12) Liens securing Hedging Obligations and other obligations in connection with derivative transactions so long as the related Indebtedness is permitted to be incurred under the indenture;

(13) Liens incurred by us or any Restricted Subsidiary of ours with respect to obligations that do not exceed $75.0 million at the time of incurrence thereof;

(14) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (3), (4), (6) and (7), to the extent that:

(A) such new Lien is limited to all or part of the same property that secured the original Lien (plus improvements, accessions, proceeds, dividends or distributions in respect thereof) and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of:

(i) the outstanding principal amount or, if greater, committed amount of the indebtedness secured by Liens described under clause (3), (4), (6) or (7) at the time the original Lien became a Permitted Lien under the indenture; and

(ii) the amount of any fees and expenses, including premiums and consent fees, related to such Refinancings;

(15) for the avoidance of doubt, other Liens (not securing Indebtedness) incidental to the conduct of the business of us or any of our Restricted Subsidiaries, as the case may be, or the ownership of our or their assets which do not individually or in the aggregate materially adversely affect the value of us and our Restricted Subsidiaries taken as a whole or materially impair the operation of the business of us and our Restricted Subsidiaries taken as a whole;

(16) licenses of intellectual property granted in the ordinary course of business;

(17) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligation in respect of banker’s acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18) Liens (i) that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (B) relating to pooled deposit or sweep accounts of us or any of our Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of us and/or any of our Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of us or any of our Restricted Subsidiaries in the ordinary course of business, (ii) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (iii) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, and (iv) in favor of banking institutions arising as a matter of law or pursuant to customary account agreements encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(19) Liens securing judgments for the payment of money not constituting an Event of Default;

(20) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of us or any Restricted Subsidiary and do not secure any Indebtedness;

(21) any interest or title of an owner of equipment or inventory on loan or consignment to us or any of our Restricted Subsidiaries and Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by us or any Restricted Subsidiary;

(22) deposits in the ordinary course of business to secure liability to insurance carriers;

(23) options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like permitted to be made under the indenture;

(24) Liens attaching to earnest money deposits (or equivalent deposits otherwise named) made in connection with proposed acquisitions in an amount not to exceed $25.0 million at any time;

(25) Liens on cash and other deposits or net worth imposed in connection with contracts entered into the ordinary course of business; and

(26) Liens securing revenue bonds exempt from Federal income taxation pursuant to the Internal Revenue Code.

“Permitted Refinancing Indebtedness” means any Indebtedness of ours or any of our Restricted Subsidiaries to the extent that it is issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of ours or any of our Restricted Subsidiaries (other than intercompany Indebtedness), to the extent that the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums and consent fees incurred in connection therewith); provided that:

(1) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(2) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(3) such Permitted Refinancing Indebtedness is incurred either by us or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualified Equity Offering” means any underwritten public or any private offering of our Capital Stock (excluding Disqualified Stock).

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by us or any of our Restricted Subsidiaries pursuant to which we or such Restricted Subsidiary transfers to (a) a

Receivable Subsidiary (in the case of a transfer by us or any of our Restricted Subsidiaries) or (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable or other financial assets (whether now existing or arising in the future) of us or any of our Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable or other financial assets, all contracts and all Guarantees or other obligations in respect of such accounts receivable or other financial assets, proceeds of such accounts receivable or other financial assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable or other financial asset financing transaction; provided such transaction is on market terms as determined in good faith by us at the time we or such Restricted Subsidiary enters into such transaction.

“Quotation Agent” means one of the Reference Treasury Dealers selected by us.

“Rating Agency” means Standard & Poor’s and Moody’s or, if Standard & Poor’s or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us (as certified by a resolution of our Board of Directors) which shall be substituted for Standard & Poor’s or Moody’s or both, as the case may be.

“Receivable Subsidiary” means a Subsidiary (other than a Subsidiary Guarantor) that engages in no activities other than in connection with the financing of receivables and other financial assets and that is designated by our Board of Directors (as provided below) as a Receivable Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by us or any of our Restricted Subsidiaries (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates us or any of our Restricted Subsidiaries in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of us or any of our Restricted Subsidiaries, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Indebtedness and Obligations meeting the requirements of the foregoing clause (a), “Non-Recourse Receivable Subsidiary Indebtedness”); (b) with which neither us nor any of our Restricted Subsidiaries has any material contract, agreement, arrangement or understanding (except in connection with a Qualified Receivables Transaction) other than on terms taken as a whole not materially less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of us, other than fees, expenses and indemnities payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither we nor any of our Restricted Subsidiaries has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve a certain level of operating results. Any such designation by our Board of Directors shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers’ certificate in the form required under the indenture certifying that such designation complied with the foregoing conditions.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness, including, in any such case from time to time, after the discharge of the Indebtedness being Refinanced. “Refinanced” and “Refinancing” shall have correlative meanings.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Permitted Business, provided that any assets received by us or a Restricted Subsidiary in exchange for assets transferred by us or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Replacement Assets” means any properties or assets used or useful in a Permitted Business.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Debt” means:

(1) all Indebtedness of ours or of any Subsidiary Guarantor outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of ours or of any Subsidiary Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes or any Subsidiary Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by us;

(2) any Indebtedness of ours to any of our Subsidiaries or other Affiliates (other than Credit Facilities under which an Affiliate is a lender);

(3) any trade payables; or

(4) the portion of any Indebtedness that is incurred in violation of the indenture.

“Significant Domestic Subsidiary” means any Significant Subsidiary of ours which is a Domestic Subsidiary.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as in effect on the Issue Date, but shall not include any Unrestricted Subsidiary.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating business.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by us or any Restricted Subsidiary which are reasonably customary in an accounts receivable or other financial asset securitization transaction as determined in good faith by us, including Guarantees by us or any Restricted Subsidiary of any of the foregoing obligations of us or a Restricted Subsidiary.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means any Indebtedness (whether outstanding on the issue date or thereafter incurred) that is subordinated or junior in right of payment to the notes pursuant to a written agreement, executed by the Person to whom such Indebtedness is owed, to that effect.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or through a Subsidiary, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee of our Obligations with respect to the notes on the terms set forth in the indenture by each of the Subsidiary Guarantors.

“Subsidiary Guarantors” means all of our current Significant Domestic Subsidiaries and any future Domestic Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture described above under “—Additional Subsidiary Guarantees,” and their respective successors and assigns, in each case subject to release in accordance with the indenture as described above under “—Subsidiary Guarantees.”

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to the scheduled maturity date of the notes; provided that if the period from such redemption date to the scheduled maturity date of the notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of ours (or any successor to any of them) that is designated by our Board of Directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with us or any Restricted Subsidiary of ours unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Restricted Subsidiary in any material respect than those that would be obtained at the time from Persons who are not Affiliates of ours;

(3) is a Person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of ours or any of our Restricted Subsidiaries.

Any designation of a Subsidiary of ours as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the “—Restricted Payments” covenant. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of ours as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the “—Incurrence of Indebtedness” covenant, we will be in default of such covenant. Our Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by one of our Restricted Subsidiaries of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the “—Incurrence of Indebtedness” covenant, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; (2) no Default or Event of Default would be in existence upon giving effect to such designation; and (3) such Subsidiary executes and delivers to the trustee a supplemental indenture providing for a Subsidiary Guarantee.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY, DELIVERY AND FORM

The notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the “Global Notes”). The Global Notes will be deposited upon issuance with The Depository Trust Company, New York, New York (“DTC”), and registered in the name of a nominee of DTC in the form of a global certificate.

The Global Notes

DTC has advised us that pursuant to procedures established by it (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture governing the notes. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest (including additional interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of Briggs, the trustee or any paying agent under the indenture governing the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DTC has advised us that its present practice is, upon receipt of any payment of principal, premium, if any, and interest (including additional interest) on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the notes.

DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the notes, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic bookentry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York, if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Certificated Securities

A Global Note is exchangeable for certificated securities if:

•

DTC (1) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (2) has ceased to be a Clearing Agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 120 days; or

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in certificated form; or

•	there has occurred and is continuing a default or an event of default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for certificated securities upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture governing the notes. In all cases, certificated securities delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and is-sued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all potential tax considerations. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary and there can be no assurance that the IRS will agree with our statements and conclusions.

This summary deals only with beneficial owners of notes that purchase the notes for cash in this offering at their issue price (as defined below) and that will hold the notes as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular beneficial owners in light of their personal investment circumstances or status, and does not address tax considerations applicable to beneficial owners that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, individual retirement accounts, qualified pension plans, tax-exempt organizations, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, passive foreign investment companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, and former citizens or residents of the United States. This summary also does not discuss notes held as part of a hedge, straddle, synthetic security, or conversion transaction, or U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar. Furthermore, this summary does not discuss any alternative minimum tax consequences or unearned income Medicare tax consequences. Moreover, this summary does not discuss the effect of any U.S. federal estate or gift tax laws or the effect of the laws of any state, local, or foreign taxing jurisdiction.

If an entity classified for U.S. federal income tax purposes as a partnership is the beneficial owner of notes, the tax treatment of a partner of the entity will depend on the status of the partners and the activities of the partnership. The tax treatment of such an entity, and the tax treatment of any partner of such an entity, is not addressed in this summary. Any entity that is classified for U.S. federal income tax purposes as a partnership and that is the beneficial owner of notes, and any partners of such an entity, should consult their tax advisors.

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the federal estate or gift tax laws or the laws of any state, local or foreign taxing jurisdiction.

Effect of Certain Additional Payments

Treasury regulations provide special rules for the treatment of debt instruments that provide for contingent payments in excess of stated interest or principal. Under these regulations, one or more such contingencies will not cause the notes to be treated as “contingent payment debt instruments” if, as of the issue date, the likelihood of any such contingency occurring is remote, if such are, in the aggregate, considered incidental or, in certain circumstances, if it is significantly more likely than not that none of such contingencies will occur. We believe that the contingencies on the notes are remote and/or incidental for this purpose, and we intend to take the position that the “contingent payment debt instrument” rules of the Treasury regulations do not apply. A successful challenge of this position by the IRS could affect the timing and amount of income inclusions with respect to the notes, and could also cause any gain from the sale or other disposition of a note to be treated as ordinary income rather than as capital gain. Our position is binding on a beneficial owner of notes, unless the beneficial owner discloses in the manner required by applicable Treasury Regulations that it is taking a different position. Beneficial owners of the notes should consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes. The remainder of this summary assumes that the notes will not be considered to be contingent payment debt instruments.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	an entity taxable as a corporation that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

Payment of Stated Interest

Stated interest on a note will generally be included in the gross income of a U.S. Holder as ordinary income at the time such interest is accrued or received, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption, Retirement, or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement, or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount realized upon the disposition and (ii) the U.S. holder’s adjusted tax basis in the note. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received in exchange for the note (less any portion allocable to any accrued and unpaid stated interest, which will be treated as ordinary income to the extent not previously included in income). A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year. In general, long-term capital gains of a non-corporate U.S. Holder are taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply with respect to payments of interest on the notes to a U.S. Holder, and with respect to payments to a U.S. Holder of any proceeds from a taxable disposition (including a redemption or retirement) of the notes. In addition, a U.S. Holder may be subject to a backup withholding tax on such amounts if the U.S. Holder fails to supply its correct taxpayer identification number in the manner required by applicable law, fails to certify that it is not subject to the backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld from a U.S. Holder under the backup withholding provisions may be credited against the U.S. federal income tax liability of the U.S. Holder, and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

Interest and Gains upon Disposition

Interest earned on a note by a Non-U.S. Holder will be considered “portfolio interest”, and will not be subject to U.S. federal income tax or withholding (subject to the discussion below of backup withholding), if:

•

the Non-U.S. Holder is neither (i) a “controlled foreign corporation” that is related to us as described in Section 881(c)(3)(C) of the Code, nor (ii) a bank receiving the interest on a loan made in the ordinary course of its business, nor (iii) a person who owns, directly or under the attribution rules of Section 871(h)(3)(C) of the Code, 10% or more of the voting power of all our stock;

•	the certification requirements described below are satisfied; and

•	the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder.

In general, the certification requirements will be satisfied if either (i) the beneficial owner of the note provides, to the person who otherwise would be required to withhold U.S. tax, an IRS Form W-8BEN (or a suitable substitute form) that includes the beneficial owner’s name and address and that certifies, under penalties of perjury, that the beneficial owner is not a United States person, or (ii) a securities clearing organization, bank, or other financial institution which holds customers’ securities in the ordinary course of its trade or business holds the note on behalf of a beneficial owner and provides to us, or to the person who otherwise would be required to withhold U.S. tax, a statement certifying under penalties of perjury that an applicable IRS Form W-8BEN (or a suitable substitute form) has been received by it from the beneficial owner, or from another financial institution acting on behalf of the beneficial owner, and furnishes a copy to the person who otherwise would be required to withhold U.S. tax.

Any payments to a Non-U.S. Holder of interest that do not qualify for the “portfolio interest” exemption and that are not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder will be subject to U.S. federal income tax withholding at a rate of 30% (or at a lower rate under an applicable tax treaty).

Any interest earned on a note, that is effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder will be subject to U.S. federal income tax at regular graduated rates, unless an applicable tax treaty provides otherwise. If the Non-U.S. Holder is classified as a corporation for U.S. federal income tax purposes, such amounts will also be taken into account for purposes of determining the amount of U.S. branch profits tax, which is imposed at a rate of 30% (or lower applicable treaty rate) on effectively connected earnings and profits, subject to certain adjustments. Such effectively connected income will not be subject to U.S. federal income tax withholding, however, if the Non-U.S. Holder furnishes a properly completed IRS Form W-8 (or a suitable substitute form) to the person that otherwise would be required to withhold U.S. tax.

Subject to the discussion of backup withholding below, any gain recognized by a Non-U.S. Holder upon a sale or other taxable disposition (including a redemption or retirement) of a note generally will not be subject to U.S. federal income tax or withholding unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (in which case the gain will generally be taxed in the same manner as effectively connected interested (described above) or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met (in which case such individual will be subject to a 30% U.S. federal income tax on the gain, which gain may be offset by certain U.S.-source capital losses).

Information Reporting and Backup Withholding

Any payments of interest on the notes to a Non-U.S. Holder generally will be reported to the IRS and to the Non-U.S. Holder, whether or not such interest is exempt from U.S. tax pursuant to a tax treaty or the “portfolio interest” exemption. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the payee resides.

Any payments of interest on the notes to a Non-U.S. Holder generally will not be subject to backup withholding and additional information reporting, provided that (i) the Non-U.S. Holder certifies, under penalties of perjury, on an IRS Form W-8 (or a suitable substitute form) that it is not a United States person and certain other conditions are met, or (ii) the Non-U.S. Holder otherwise establishes an exemption.

The payment to a Non-U.S. Holder of the proceeds of a taxable disposition (including a retirement or redemption) of a note by or through the U.S. office of a broker generally will not be subject to information reporting or backup withholding if the Non-U.S. Holder either certifies, under penalties of perjury, on an IRS Form W-8BEN (or a suitable substitute form) that it is not a United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to the payment of the proceeds of a taxable disposition (including a redemption or retirement) of a note by or through the foreign office of a foreign broker (as defined in applicable Treasury regulations). Information reporting requirements (but not backup withholding) will apply, however, to a payment of the proceeds of the disposition (including a redemption or retirement) of a note by or through a foreign office of a U.S. broker or of a foreign broker with certain relationships to the United States, unless the broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld from a Non-U.S. Holder under the backup withholding provisions may be credited against the U.S. federal income tax liability of the Non-U.S. Holder, and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

The foregoing discussion is for general information only and is not tax advice. Accordingly, you should consult your tax advisor as to the particular tax consequences to you of purchasing, owning and disposing of the notes, including the applicability and effect of any U.S. federal estate and gift tax laws, state, local, or non-U.S. tax laws, any tax treaties and any recent or prospective changes in any applicable tax laws or treaties.

UNDERWRITING

We are offering the notes described in this prospectus supplement through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the representative of the underwriters. We have entered into a firm commitment underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the aggregate principal amount of notes listed next to its name in the following table:

Underwriter	Principal amount of notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$112,500,000
J.P. Morgan Securities LLC	67,500,000
Robert W. Baird & Co. Incorporated	11,250,000
Deutsche Bank Securities Inc.	11,250,000
PNC Capital Markets LLC	11,250,000
U.S. Bancorp Investments, Inc.	11,250,000

Total	$225,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the notes if they buy any of them. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement. After the public offering of the notes, the public offering price may be changed.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $500,000.

We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering of the notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes.

Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities, at any time without notice.

In the ordinary course of business, the underwriters or their affiliates have provided and may in the future provide commercial banking, financial advisory or investment banking services for us and our subsidiaries for which they have received or will receive customary compensation. The underwriters and their affiliates may, from time to time in the future, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business. With respect to our Revolving Credit Agreement, affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, U.S. Bancorp Investments, Inc. and PNC Capital Markets LLC are lenders or agents thereunder. Certain affiliates of the underwriters may be holders of our 2011 Notes and would be entitled to receive the redemption price for the 2011 Notes in the redemption of the 2011 Notes. See “Use of Proceeds.”

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

LEGAL MATTERS

Foley & Lardner LLP, Milwaukee, Wisconsin, will pass upon certain legal matters relating to this offering. Cahill Gordon & Reindel LLP, New York, New York, will pass upon certain legal matters relating to this offering for the underwriters.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the fiscal year ended June 27, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings (File No. 001-01370) are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference room.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus supplement.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before the end of the offering of the securities pursuant to this prospectus supplement:

•	our Annual Report on Form 10-K for the fiscal year ended June 27, 2010;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2010; and

•	our Current Reports on Form 8-K filed August 12, 2010 (and accepted at 2:11 p.m.) and October 22, 2010.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus.

You may access a copy of any of these filings, free of charge, at our web site, www.briggsandstratton.com, or may request a copy of any of these filings, at no cost, by writing to Investor Relations, Briggs & Stratton Corporation, 12301 West Wirth Street, Wauwatosa, Wisconsin 53222. However, we are not incorporating the information on our website other than the documents described above.

PROSPECTUS

BRIGGS & STRATTON CORPORATION

DEBT SECURITIES

Briggs & Stratton Corporation may offer, from time to time, debt securities and guarantees of debt securities to be issued by one or more of our subsidiaries to be identified when any guarantees are issued. We will describe in further detail the specific terms of any offering and the offered securities in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any accompanying prospectus supplement carefully before you make your investment decision.

This prospectus may not be used to consummate any sales of securities unless accompanied by a prospectus supplement which will describe the method and terms of the offering.

Investing in our securities involves risks. You should carefully consider the “Risk Factors” which may be included in any supplement, or which are incorporated by reference into this prospectus.

We may sell the securities to or through underwriters, to other purchasers, through agents, or through a combination of these methods. The names of any underwriters will be stated in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 31, 2010.

* * *

No person has been authorized to give any information or to make any representation not contained in, or incorporated by reference into, this prospectus or the accompanying prospectus supplement. You must not rely on any unauthorized information or representation. We do not imply or represent by delivering this prospectus that Briggs & Stratton Corporation, or its business, is unchanged after the date of the prospectus or that the information in this prospectus is correct as of any time after its date.

The information in this prospectus or any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus or any accompanying prospectus supplement, before making an investment decision.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Using this process, we may, from time to time, offer any combination of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide a prospectus supplement that will contain specific information about the terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. To obtain additional information that may be important to you, you should also read the exhibits to the registration statement. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and any free writing prospectus. We have not authorized anyone else to provide you with other information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement, any free writing prospectus or any document incorporated herein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

When used in this prospectus and any prospectus supplement, unless otherwise stated, or the context otherwise requires, the terms “Briggs & Stratton,” “we,” “our,” “us” and the “Company” refer to Briggs & Stratton Corporation and its subsidiaries.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS

All statements other than statements of historical facts included or incorporated by reference into this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives for future operations are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this prospectus. Forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or words of similar meaning.

Some of the factors that could cause such a variance are disclosed in the section “Risk Factors” in the accompanying prospectus supplement and elsewhere in this prospectus and documents incorporated by reference into this prospectus, and include the following, among others:

•	Demand for products fluctuates significantly due to seasonality. In addition, changes in the weather and consumer confidence impact demand.

•	We have only a limited ability to pass through cost increases in our raw materials to our customers during the year.

•	A significant portion of our net sales comes from major customers and the loss of any of these customers would negatively impact our financial results.

•	Changes in environmental or other laws could require extensive changes in our operations or to our products.

•	Foreign economic conditions and currency rate fluctuations can reduce our sales.

•	Actions of our competitors could reduce our sales or profits.

•	Disruptions caused by labor disputes or organized labor activities could harm our business.

•	Our level of debt and our ability to obtain debt financing could adversely affect our operating flexibility and put us at a competitive disadvantage.

•	We are restricted by the terms of the outstanding senior notes and our other debt, which could adversely affect us.

•	Current worldwide economic conditions may adversely affect our industry, business and results of operations.

•	As of June 27, 2010, goodwill was 15% of our total assets, and if we determine that goodwill has become impaired in the future, net income in such years may be adversely affected.

•	We are subject to litigation, including product liability and warranty claims, that may adversely affect our business and results of operations.

•

We have a defined benefit pension plan and future legislation or regulations intended to reform the funding and reporting of pension benefit plans could adversely affect our operating results and cash flows, as could changes in market conditions that impact the assumptions we use to measure our liabilities under these plans.

•	Our dependence on, and the price of, raw materials may adversely affect our profits.

•	We may be adversely affected by health and safety laws and regulations.

•	The operations and success of our Company can be impacted by natural disasters, terrorism, acts of war, international conflict and political and governmental actions, which could harm our business.

•

We are subject to tax laws and regulations in many jurisdictions, and the inability to successfully defend claims from taxing authorities could adversely affect our operating results and financial position.

•

If we fail to remain current with changes in gasoline engine technology or if the technology becomes less important to customers in our markets due to the impact of alternative fuels, our results would be negatively affected.

•

Through our Power Products segment, we compete with certain customers of our Engines segment, thereby creating inherent channel conflict that may impact the actions of engine manufacturers and original equipment manufacturers with whom we compete.

•	The financial stability of our suppliers and the ability of our suppliers to produce quality materials could adversely affect our ability to obtain timely and cost-effective raw materials.

•	We have implemented, and Wisconsin law contains, anti-takeover provisions that may adversely affect the rights of holders of our common stock.

•	Our common stock is subject to substantial price and volume fluctuations.

We urge you to consider these factors and to review carefully the section “Risk Factors” in the accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities. The forward-looking statements included in this prospectus or incorporated by reference into this prospectus are made only as of the date of this prospectus or the date of the incorporated document, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

THE COMPANY

We are the world’s largest producer of air cooled gasoline engines for outdoor power equipment. We design, manufacture, market and service these products for original equipment manufacturers worldwide. These engines are aluminum alloy gasoline engines with displacements ranging from 141 cubic centimeters to 993 cubic centimeters. Our engines are used primarily by the lawn and garden equipment industry. Major lawn and garden equipment applications include walk-behind lawn mowers, riding lawn mowers, garden tillers and snow throwers. Our engine sales are also used on products for industrial, construction, agricultural and other consumer applications, that include generators, pumps and pressure washers.

Additionally, through our wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC, we are a leading designer, manufacturer and marketer of generators (portable and standby), pressure washers, snow throwers, lawn and garden powered equipment (primarily riding and walk behind mowers and tillers) and related service parts and accessories.

Briggs & Stratton is a Wisconsin corporation and a successor to a business organized in 1909. Our principal executive offices are located at 12301 West Wirth Street, Wauwatosa, Wisconsin 53222, and our telephone number is (414) 259-5333.

WHERE YOU CAN FIND MORE INFORMATION

Briggs & Stratton files annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933 with respect to the securities that we may issue from time to time. This prospectus is a part of that registration statement, but does not contain all of the information included in the registration statement or the exhibits and schedules. You may read and copy the registration statement and any reports, statements or other information filed by us with the SEC at the SEC’s public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers like us that file electronically with the SEC. You may also obtain copies of these materials through our web site, www.briggsandstratton.com.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that:

•	we can disclose important information to you by referring to other documents that contain that information;

•	the information incorporated by reference is considered to be part of this prospectus; and

•

any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information, including information contained in this prospectus.

We incorporate by reference into this prospectus the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until we sell all of the securities that we have registered under the registration statement of which this is a part:

•	Our Annual Report on Form 10-K for the year ended June 27, 2010; and

•	Our Current Report on Form 8-K filed on August 12, 2010.

You may access a copy of any of these filings, free of charge, at our web site, www.briggsandstratton.com, or may request a copy of any of these filings, at no cost, by writing to Investor Relations, Briggs & Stratton Corporation, 12301 West Wirth Street, Wauwatosa, Wisconsin 53222.

If we have incorporated by reference any statement or information into this prospectus and we subsequently modify that statement or information, the statement or information incorporated into this prospectus is also modified or superseded in the same manner. This prospectus incorporates by reference any subsequently filed document.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus or any applicable free writing prospectus, we will use the net proceeds from the sale of any debt securities that may be offered hereby for general corporate purposes. Such general corporate purposes may include, but are not limited to, reducing or refinancing our indebtedness or the indebtedness of our subsidiaries. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

Fiscal Year Ended
	June 27, 2010	June 28, 2009	June 29, 2008	Restated July 1, 2007	Restated July 2, 2006
Ratio of Earnings to Fixed Charges	2.7x	2.3x	1.7x	1.1x	4.5x

For the purpose of calculating these ratios, we define earnings as income before income taxes, less equity income from equity investees, plus distributed income of equity investees, plus fixed charges. We define fixed charges as the sum of interest expense plus amortization of deferred financing fees, plus a portion of rental expense related to interest.

DESCRIPTION OF THE DEBT SECURITIES

The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which these general provisions may apply to those debt securities will be described in the prospectus supplement relating to those debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, reference must be made to both the prospectus supplement relating thereto and to the following description.

General

The debt securities may be either senior debt securities or subordinated debt securities. The debt securities may be issued from time to time in an unlimited aggregate principal amount and an unlimited number of series. The debt securities may be either secured or unsecured and will rank as described in the related prospectus supplement. Senior debt securities will be issued under an indenture between Briggs & Stratton Corporation, any subsidiary guarantors and a U.S. banking institution named as trustee in a prospectus supplement and/or other offering material, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part. The indenture relating to the senior debt securities, as amended or otherwise supplemented by any supplemental indentures, is referred to in this prospectus as the senior indenture. Subordinated debt securities will be issued under an indenture between Briggs & Stratton Corporation, any subsidiary guarantors and a U.S. banking institution named as trustee in a prospectus supplement and/or other offering material, a form of which is filed as an exhibit to the registration statement of which this prospectus is a part. The indenture relating to the subordinated debt securities, as amended or otherwise supplemented by any supplemental indentures, is referred to in this prospectus as the subordinated indenture. The senior indenture and the subordinated indenture are sometimes referred to in this prospectus collectively as the indentures, and each individually, as an indenture.

We have summarized the material provisions of the indentures below. The summary is not complete. The indentures may be modified by adding or removing covenants, events of default or other provisions as reflected in the related prospectus supplement for each particular series of debt securities. The supplemental indenture for each series will be filed or incorporated by reference as an exhibit to the registration statement. You should read the applicable indenture and the applicable supplemental indenture for provisions that may be important to you. The particular terms of any debt securities we offer will be described in the related prospectus supplement, along with any applicable modifications of or additions to the general terms of the debt securities described below and in the indentures. For a description of the terms of any series of debt securities, you should review both the prospectus supplement relating to that series and the description of the debt securities set forth in this prospectus before making an investment decision.

The prospectus supplement relating to a particular series of debt securities will describe to the extent applicable:

(1) the title of the debt securities of such series, including the classification as senior or subordinated debt securities;

(2) the ranking of the specific series relative to other outstanding indebtedness, including subsidiaries’ debt;

(3) if the debt securities are subordinated, the aggregate amount of outstanding indebtedness as of a recent date that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness

(4) the principal amount being offered, and, if a series, the total amount authorized and the total amount outstanding;

(5) any limit upon the aggregate principal amount of such debt securities;

(6) whether or not we will issue the series of debt securities in global form and, if so, the terms and who the depositary will be;

(7) the date or dates on which such debt securities will mature or the method of determination of such date or dates;

(8) the rate or rates, or the method of determination thereof, at which such debt securities will bear interest, if any, the date or dates from which such interest will accrue, the date or dates such interest will be payable and, for registered debt securities, the regular record dates;

(9) the place or places where the principal of, and premium and interest, if any, on, such debt securities will be payable;

(10) the terms and conditions upon which any such debt security may be redeemed (including the period or periods within which and the price or prices at which such security may be redeemed), in whole or in part, at our option;

(11) any terms for redemption or repurchase pursuant to any sinking fund or analogous provision at the option of a holder;

(12) if other than the principal amount thereof, the portion of the principal amount of such debt securities that will be payable upon acceleration of maturity;

(13) any terms for conversion of the debt securities into other securities of the Company or any other corporation at the option of a holder;

(14) any terms for the attachment to such debt securities of warrants, options or other rights to purchase or sell stock;

(15) if other than the principal amount thereof, the portion of the principal amount of such debt securities that will be payable upon acceleration of maturity (debt securities subject to such provisions being referred to as “Original Issue Discount Securities”);

(16) any covenants limiting or otherwise restricting our ability or the ability of our subsidiaries to take any action or measures;

(17) any deletions or modifications of, or additions to, the events of default under the applicable indenture with respect to such debt securities;

(18) if other than U.S. dollars, the currency, currencies or currency unit or units in which such debt securities will be denominated and in which the principal of, and premium and interest, if any, on, such securities will be payable and related restrictions;

(19) whether, and the terms and conditions on which, the Company or a holder may elect that, or the other circumstances under which, payment of principal of, or premium or interest, if any, on, such debt securities is to be made in a currency or currencies or currency unit or units other than that in which such debt securities are denominated;

(20) any determination of the amount of principal of, or premium or interest, if any, on, any such debt securities to be determined with reference to an index based on a currency or currency unit or units other than that in which such debt securities are stated to be payable or an index based on any other method;

(21) whether and under what circumstances the Company will pay additional amounts to any holder of such debt securities who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether and on what terms the Company will have the option to redeem such debt securities rather than pay any additional amounts; and

(22) any other terms of any of such debt securities not inconsistent with the applicable indenture.

Form, Exchange, Registration and Transfer

The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, we will not be required to register the transfer or exchange of:

•

any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of, or any premium or interest on, debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” means each day on which commercial banks and foreign exchange markets settle payments in the place or places where the principal of (and premium, if any) and interest, if any, on the securities of that series are payable, or place of publication. Unless otherwise specified, “business day” shall exclude any day on which commercial banks and foreign exchange markets do not settle payments in London.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Global Debt Securities

The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Satisfaction and Discharge; Defeasance

At the request of the Company, the applicable indenture will cease to be in effect as to the debt securities of any series (except for certain obligations to register the transfer or exchange of such debt securities and hold moneys for payment of such debt securities in trust) when either (a) all such debt securities have been delivered to the trustee for cancellation or (b) all such debt securities have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year, and the Company has deposited with the trustee, in trust money, in the currency, currencies or currency unit or units in which such debt securities are payable, in an amount sufficient to pay all the principal of, and premium and interest, if any, on, such debt securities on the dates such payments are due in accordance with the terms of such debt securities.

The Company may defease any series of debt securities and, at its option, either (a) be discharged after 123 days from any and all obligations in respect of such series of debt securities (except for certain obligations to register the transfer of or exchange debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust) or (b) eliminate the requirement to comply with certain restrictive covenants of the applicable indenture in respect of such series. In order to exercise either defeasance option, the Company must deposit with the trustee in trust, money, or, in the case of debt securities denominated in U.S. dollars, U.S. treasuries or, in the case of debt securities denominated in a foreign currency, foreign government securities, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient to pay in the currency, currencies or currency unit or units in which such debt securities are payable all the principal (including any mandatory sinking fund payments) of, and interest on, such series on the dates such payments are due in accordance with the terms of such series. Among the conditions to the Company exercising any such option, the Company is required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of such series to recognize income, gain or loss for United States Federal income tax purposes and that the holders of such series will be subject to United States Federal income tax in the same amounts, in the same manner and at the same times as would have been the case if such option had not been exercised.

Events of Default, Notice and Waiver

The following are events of default under each indenture with respect to any series of debt securities that we may issue:

•	default for 30 days in payment of any interest installment when due;

•	default in payment of principal of, or premium, if any, on, debt securities of such series when due at their stated maturity, by declaration, when called for redemption or otherwise;

•	default for 30 days in the making of any payment for a sinking, purchase or analogous fund provided for in respect of debt securities of such series;

•

default for 60 days after notice to the Company by the trustee or by holders of at least 25% in aggregate principal amount of the outstanding debt securities of such series in the performance of any covenant or agreement in the debt securities of such series or in the indenture with respect to debt securities of such series;

•	certain events of bankruptcy, insolvency and reorganization; and

•	any other event of default provided with respect to the debt securities of such series.

No event of default with respect to a single series of indebtedness issued under the applicable indenture (and any supplemental indentures) necessarily constitutes an event of default with respect to any other series of indebtedness issued thereunder.

Each indenture provides that the trustee will, within 90 days after the occurrence of a default with respect to the debt securities of any series issued under that indenture, give to the holders of the debt securities of such series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal of, or premium or interest, if any, on, or a sinking fund installment, if any, with respect to any of the debt securities of such series, the trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the debt securities of such series. The term “default” for the purpose of this provision only means the happening of any of the events of default specified above, except that any grace period or notice requirement is eliminated.

Each indenture contains provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities before proceeding to exercise any right or power under the indenture at the request of holders of the debt securities.

Each indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series issued under that indenture may in certain circumstances direct the time, method and place of conducting proceedings for remedies available to the trustee or exercising any trust or power conferred on the trustee in respect of such series.

Each indenture includes a covenant that obligates us to file annually with the trustee an officers’ certificate stating whether any default exists and specifying any default that exists.

In certain cases, the holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of such series waive any past default or event of default with respect to the debt securities of such series or compliance with certain provisions of the applicable indenture, except, among other things, a default not theretofore cured in payment of the principal of, or premium or interest, if any, on, any of the debt securities of such series. The holders of a majority in principal amount of a series of outstanding debt securities also have certain rights to rescind any declaration of acceleration with respect to such series after all events of default with respect to such series not arising from such declaration shall have been cured.

Modification of the Indentures

Each indenture allows us and the trustee, without the consent of any holders of debt securities issued under the applicable indenture, to enter into supplemental indentures for the purposes, among other things, of:

•	evidencing the succession of another corporation and the assumption by such corporation of the covenants in the applicable indenture and series of debt securities;

•	adding covenants that apply to us;

•	adding additional events of default;

•	establishing the form or terms of any series of debt securities issued under such supplemental indentures or curing ambiguities or inconsistencies in the applicable indenture; and

•	making other provisions that do not adversely affect the interests of the holders of any series of debt securities issued under the applicable indenture in any material respect.

Each indenture allows us and the trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities of all affected series under that indenture (acting as one class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indenture or modifying the rights of the holders of the debt securities of such series. But no supplemental indenture may, without the consent of the holders of all the outstanding debt securities affected thereby, among other things:

(1) change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security or the time when any debt security may or must be redeemed;

(2) reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any debt security;

(3) extend the time for payment of interest on the debt securities;

(4) impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date);

(5) affect adversely the terms, if any, of conversion of any debt security into our stock or other securities or of any other corporation; and

(6) reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture or any waiver (in compliance with certain provisions of the applicable indenture or certain defaults thereunder and their consequences) provided for in the applicable indenture.

Governing Law

Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

Concerning the Trustee

We may from time to time maintain lines of credit, and have other customary banking relationships, with the trustee or its affiliates under the senior indenture or the trustee or its affiliates under the subordinated indenture. The indentures and provisions of the Trust Indenture Act of 1939 that are incorporated by reference in the indentures contain limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us or any of our affiliates. However, if it acquires any conflicting interest (as defined under the Trust Indenture Act of 1939), it must eliminate such conflict or resign.

LEGAL MATTERS

The validity of the securities to be sold pursuant to this prospectus will be passed upon for us by Quarles & Brady LLP, Milwaukee, Wisconsin, counsel to the Company. Legal matters will be passed upon for the underwriters, dealers or agents by counsel we will name in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended June 27, 2010, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$225,000,000

Briggs & Stratton Corporation

6 7/8% Senior Notes due 2020

P R O S P E C T U S     S U P P L E M E N T

BofA Merrill Lynch

J.P. Morgan

Baird

Deutsche Bank Securities

PNC Capital Markets LLC

US Bancorp

December 15, 2010